

10012859

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2010
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 0-5449

COMARCO, INC.
(Exact name of registrant as specified in its charter)

California **(State or Other Jurisdiction of Incorporation or Organization)**	**95-2088894** **(I.R.S. Employer Identification No.)**
25541 Commercentre Drive, Lake Forest, CA **(Address of Principal Executive Offices)**	**92630** **(Zip Code)**

Registrant's telephone number, including area code:
(949) 599-7400

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, $0.10 par value	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer (do not check if a smaller reporting company) ☐
Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2009, the aggregate market value of voting stock held by non-affiliates of the registrant was approximately $16 million based on the closing sales price of the registrant's common stock as reported on the NASDAQ Global Market on such date.

The number of shares of the registrant's common stock outstanding as of April 23, 2010 was 7,326,569.

Documents incorporated by reference:
Part III incorporates information by reference to portions of the registrant's proxy statement for its fiscal 2010 annual meeting of shareholders.

COMARCO, INC.
FORM 10-K
FOR THE FISCAL YEAR ENDED JANUARY 31, 2010

TABLE OF CONTENTS

Comarco

To Our Shareholders:

Fiscal 2010 was a year of real progress for Comarco. We introduced and began volume shipments of our innovative "thin and light" ChargeSource® power adapters. During the fiscal year, we signed an exclusive worldwide distribution agreement with Targus to develop and manufacture an extensive line of mobile power solutions to be sold under the Targus name throughout its global distribution network. This is an important relationship for the company and key to our global retail strategy. This new platform has been very well-received by our customers, including Lenovo, our largest OEM customer, and Targus, the leader in mobile power adapters for the retail market.

At the beginning of fiscal 2010 we laid out several performance targets that we were committed to achieving during the year and we made progress on all of them. First, we were focused on driving ChargeSource volumes and revenue. We reported very strong revenue growth in fiscal 2010, up 95% to $26.4 million from $13.5 million in fiscal 2009. Second, we said that we would improve gross profit margins by focusing on product design and working with our suppliers to bring down product costs. We did develop a lower cost product design and received some price concessions from our suppliers. Unfortunately, our gross profit margin was adversely affected by the reserve that we took during the fourth quarter to take into account the recall of units of our legacy power adapter, most of which were sold to Targus in 2009 prior to the delivery of our retail "thin and light" power adapter introduced to market in late 2009. Even with this reserve, our gross profit margin improved significantly in fiscal 2010. The improvements in both profit margins and absolute gross profit dollars would have been even more significant without the recall reserve.

We also challenged ourselves to develop a more efficient manufacturing process. During the year, we developed and delivered an entirely new product platform to the OEM and retail markets, which will serve as the foundation for our growth in fiscal 2011 and beyond.

Finally, we reduced our expense structure to a level that we believe we can maintain while still competing effectively. Operating expenses decreased in fiscal 2010 by 16% from the prior year and we made substantial progress in moving closer to profitability. We significantly reduced our operating loss for fiscal 2010 compared to the prior year, even with the charges in the fourth quarter resulting from the recall. A significant portion of our operating loss for fiscal 2010 came in the fiscal first quarter when we had only $2.0 million in revenue. During subsequent quarters, revenue ran between $7.5 and $8 million each quarter, leading us to be very optimistic about our ability to leverage the growth in our revenue to achieve future profitability.

We are focused on the future and we believe that we are well positioned for fiscal 2011. The new universal adapter platform uses our patented technology, including the "thin and light" form factor, automatic programmability for high and low power devices, and the ability to charge multiple electronic devices simultaneously. These features are unique to Comarco and are protected by 42 patents. We were honored recently with the Clarus award for technology leadership in the consumer category from MDB Capital, in recognition of our unique, innovative design capability.

Our new "thin and light" product is shipping now through Targus to major retailers, including Best Buy, Walmart and Office Depot. We are working with Targus to roll out the platform for European markets. In addition, we are pursuing a next-generation NetBook product with Targus. We are currently shipping the OEM version of our new product to Lenovo, which calls it the "Ultra Slim and Light." Lenovo has begun bundling the new adapter with a Y cable to enable the end user to charge multiple electronic devices simultaneously. We are working closely with Lenovo to create marketing programs and promotions to help drive demand and generate additional excitement. With Dell, we have launched the 90 watt auto-air DC adapter. This was an important milestone for Comarco because the successful launch allowed us to get on their Preferred Supplier List, which will allow us to continue to work with Dell on additional initiatives in fiscal 2011.

Looking ahead, I am very optimistic about the outlook for Comarco. There are several significant milestones that we will focus on during fiscal 2011. First, we will strive to further increase our ChargeSource volumes, revenue and gain market share. Second, we are working to expand our gross profit margins further. While we have made great strides, there is still room for improvement. Third, we need to expand our portfolio, developing new products internally, as well as working with technology partners outside the company to incorporate our intellectual property into their existing designs to produce new more fully featured products for our portfolio. Finally, we must get better control of our supply chain from components through our manufacturing partners. If we are successful with these initiatives, I am confident we will report another year of record growth for the Company in fiscal 2011.

Comarco

On behalf of the Company and the Board of Directors, I would like to thank the Comarco employees for their dedication and strong effort to generate these results. I also extend my sincere appreciation to our customers, partners and investors for their continued support.

Sincerely,



Sam Inman
President and Chief Executive Officer

Certain statements in this letter to the shareholders and the accompanying Annual Report on Form 10-K may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include statements about Comarco's expectations for fiscal 2011 and all other statements concerning future matters. Comarco intends that all such statements be subject to the "safe-harbor" provisions contained in those sections, and refers readers to the discussion of risk factors contained in Item 1A of the accompanying Annual Report on Form 10-K for the fiscal year ended January 31, 2010. Forward-looking statements are inherently subject to risk and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying such forward-looking statements and Comarco's actual results or outcomes could differ materially from those anticipated.

PART I

FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding our business, financial condition, results of operations, and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "could," "may," "should," and similar expressions or variations of such words are intended to identify forward-looking statements, but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this report. Additionally, statements concerning future matters are forward-looking statements.

Although forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the section below entitled "Risk Factors," as well as those discussed elsewhere in this report. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations, and prospects. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

ITEM 1. BUSINESS

General

Comarco, Inc., through its subsidiary Comarco Wireless Technologies, Inc. (collectively, "we," "Comarco," or the "Company"), is a leading developer and designer of mobile power products ("ChargeSource®"). These standalone mobile power adapters are used to simultaneously power and charge notebook computers, mobile phones, BlackBerry® smartphones, iPods®, and many other portable, rechargeable consumer electronic devices. Our operations consist solely of the operations of Comarco Wireless Technologies, Inc. ("CWT"), which was incorporated in the state of Delaware in September 1993. Comarco, Inc. is a California corporation whose common stock has been publicly traded since 1971 when it was spun-off from Genge Industries, Inc.

Prior to fiscal 2010, Comarco was also a provider of wireless test solutions for the wireless industry, as well as a provider of emergency call boxes and related maintenance services. We entered fiscal year 2009 with an objective to focus on our ChargeSource® business and to maximize the value of our wireless test solutions ("WTS") and Call Box businesses. The assessment of our strategic initiatives with respect to these businesses culminated in the sale of these two businesses during fiscal year 2009.

References to "fiscal" years in this report refer to our fiscal years ended January 31; for example, "fiscal 2010" refers to our fiscal year that ended on January 31, 2010.

We file or furnish annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Our SEC filings are available free of charge to the public over the Internet at the SEC's website at http://www.sec.gov. Our SEC filings are also available on our website at http://www.comarco.com as soon as reasonably practical following the time that they are filed with or furnished to the SEC. Any document we file or furnish with the SEC can be read at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. For further information on the Public Reference Room, call the SEC at (800) SEC-0330.

Product Recall

On April 30, 2010, the United States Consumer Product Safety Commission ("CPSC"), in cooperation with Comarco announced the voluntary recall (the "Recall") of certain Targus Group International, Inc. ("Targus") branded 90-watt universal AC power adapters for laptops which were sold at retail locations from June 2009 through March 2010.

Background & Problem Driving the Recall

The affected product is the Targus branded 90-watt universal AC power adapters for laptops. Approximately 500,000 units are affected by the Recall, most of which were sold by Comarco to Targus in 2009 prior to delivery of the Comarco designed retail "Slim and Light" power adapter introduced to the market in late 2009 and known to investors as Comarco's "Manhattan" product.

The affected product, which is our legacy product that we have described to investors as our "Bronx" product, is known in the industry as a "brick" power adapter and is equipped with the proprietary design of our Original Designer Manufacturer ("ODM") supplier and incorporates Comarco's patented "programmable tip" technology. The problem giving rise to the Recall resulted primarily from Comarco's contract manufacturers not adhering to Comarco's technical specifications for the tip and connector assembly and, as a result, the tip and connector assembly not adhering to Comarco's technical specifications. In some instances, the failure results in thermal damage to the tip and connector assembly which can cause the connector to heat. The tip and connector assembly could become hot enough to melt the plastic or burn the consumer.

Recall Process

Recalled units fall into two categories, those in the hands of consumers and those in the distribution channel. The distribution channel includes product in the control of Comarco and Targus, and all retailers who were notified in a "Stop Sale Notice" which Targus sent on March 10, 2010. We estimate that approximately 400,000 of the affected units are in the hands of consumers and that 100,000 additional units are currently in the distribution channel.

Comarco has established a recall website and hotline, or "Recall Center," for consumers to contact to determine if they have an adapter that is subject to the Recall. Consumers who confirm that they have units affected by the Recall will be provided with the information and materials needed to return the recalled unit to Comarco. After receiving and verifying that it is a recalled unit, Comarco will send the consumer a replacement unit through a recall "Fulfillment Center." A "Repair Center" has been established for the purpose of correcting both the units returned from the consumer and the units returned from retailers.

Financial Impact

Comarco has accrued financial reserves as a result of the Recall of approximately $4.6 million in the fourth quarter of fiscal 2010 which ended on January 31, 2010. These reserves are Comarco's current estimate of the costs associated with the recall process and includes testing, replacement costs, legal and other costs that Comarco, and in some cases Targus, have incurred or will incur as a result of the Recall. The Targus costs reflected in the reserves arise from certain costs for which Comarco is responsible under the terms of its Strategic Product Development and Supply Agreement with Targus (the "Targus Agreement"). Comarco's estimate is based on a number of assumptions, including assumptions regarding the number of units customers and retailers will return, which is inherently difficult to predict. Also, the estimate is based on Comarco's assessment of Targus' and Comarco's respective obligations regarding the returned product. Targus and Comarco have not reached full agreement with respect to such matters and adverse developments with respect to such matters could materially increase the costs of the Recall to Comarco. Actual amounts incurred by Comarco as a result of the Recall may differ materially from the amounts in the reserves Comarco established as a result of the Recall.

For more information regarding the Recall, see "Item 1A. Risk Factors— "In the first quarter of fiscal 2011, the US Consumer Product Safety Commission in cooperation with us, announced a voluntary recall of one of our power adapters. In addition, we may experience quality or safety defects in our products in the future that could cause us to institute additional product recalls, require us to provide replacement products and harm our reputation," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth below.

Discontinued Operations

Call Box

Through July 10, 2008, the Company designed, manufactured, installed, and maintained emergency call boxes for state and local governmental agencies through its Call Box business. On July 10, 2008, the Company executed an asset purchase agreement to sell the assets of its Call Box business for $2.7 million in cash. The transaction closed on July 10, 2008 and accordingly, the Company recorded a pre-tax gain on the sale in the amount of $0.5 million during fiscal 2009.

Our Call Box business generated revenue totaling $3.7 million in fiscal 2009. For more information regarding our Call Box business, which has been discontinued, see Note 3 to the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Wireless Test Solutions

Through January 6, 2009, the Company designed and manufactured hardware and software tools for use by wireless carriers, equipment vendors, and service providers through its WTS business. The Company entered into an asset purchase agreement on September 26, 2008 with Ascom Holding AG and its subsidiary Ascom Inc. ("Ascom") to sell the WTS business and related assets. Comarco's shareholders approved the transaction on November 26, 2008 with approximately 85 percent of the Company's shareholders voting in favor of the transaction. The transaction closed on January 6, 2009.

The aggregate purchase price paid to Comarco in connection with the transaction was $12,750,000 in cash, with $1,275,000 of the proceeds placed in escrow for one year from the closing date as security for general indemnification rights, which is the maximum indemnification amount that can be claimed by the buyer. The Company recorded a pre-tax gain on the sale of its WTS business of $5.9 million during the fourth quarter of fiscal 2009. On January 19, 2010 proceeds placed in escrow were released in their entirety, and the Company recorded an additional pre-tax gain on the sale of $1,276,000. This resulted in a total pre-tax gain on the sale of the WTS business of $7.2 million of which $1.3 million was recorded in fiscal 2010.

Our WTS business generated revenue totaling $13.6 million in fiscal 2009. For more information regarding our WTS business, which has been discontinued, see Note 3 to the Notes to the Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Our Business

Our business designs and develops, through outsourced contract manufacturers, standalone power adapters for notebook computers, mobile phones, and many other portable, rechargeable consumer electronic devices. These mobile power products, which are designed with the needs of the mobile professional in mind, provide a high level of functionality and compatibility with an industry leading compact design.

Products

Our current and planned product offerings consist of standalone AC, DC, and AC/DC power adapters designed for the right mix of power output and functionality for most retail, original equipment manufacturer

("OEM"), and enterprise customers. Our ChargeSource® products are also programmable, allowing those who use multiple rechargeable electronic devices to carry just one power adapter. By simply changing the compact SmartTip® connected to the end of the output cable, our standalone power adapters are capable of simultaneously charging and powering multiple devices.

We believe our patented electrical designs will continue to be the basis for even higher-power standalone power adapters that are expected to meet evolving global standards, including the planned standards of the European Union ("EU") and the increasing power requirements of the notebook computer OEMs. In addition, it will allow us to offer customers cutting edge technology while significantly decreasing size and weight.

Marketing, Sales, and Distribution

We believe demand for our mobile power products can be categorized into the following three distinct channels:

- Retail;
- OEM-branded accessories, and
- OEM "in-the-box."

Retail

To reach the retail consumer, we have historically entered into exclusive distribution agreements with a single distributor of consumer electronics. Our distribution partner brands our products and distributes them to retailers, focusing on national "big-box" retail chains and office superstores.

On March 16, 2009, we entered into the Targus Agreement with Targus. Under the Targus Agreement, we sell certain current and future mobile power supply products exclusively to Targus, and Targus purchases such products and any products substantially similar to such products exclusively from Comarco; provided, however, that the Targus Agreement does not prohibit Comarco from selling any mobile power supply products covered by the Targus Agreement to original equipment manufacturers that sell such products under their own name as long as such products do not incorporate any intellectual property of Targus. The Targus Agreement does not require Targus to purchase any specified number of units. We began shipping products to Targus in June 2009 and revenues generated from shipments to Targus totaled $18.8 million, or 71 percent of total fiscal 2010 revenue.

Kensington Technology Group ("Kensington"), a division of ACCO Brands Corporation, accounted for $1.0 million of our revenue in fiscal 2009 and there were minimal sales to Kensington in fiscal 2010.

OEM-branded accessories

The notebook computer OEMs offer an expansive selection of notebook computer accessories through their on-line retail portals, catalogs, and other channels. Many of these accessories have been designed to OEM specifications to be compatible and/or to complement their specific notebook computers. Typically, the OEMs will brand these products and market them in conjunction with the sale of their notebook computers.

Late in the fourth quarter of fiscal 2008, we began volume production of a small form factor 90-watt AC/DC standalone power adapter designed to the stringent specifications of Lenovo Information Products Co., Ltd. ("Lenovo"), a leading notebook computer OEM. During fiscal 2010 and 2009, we shipped a total of 86,000 and 222,000 of these units to Lenovo, respectively. Commencing late in the third quarter of fiscal 2010, we began shipments to Lenovo of our newest generation adapter, the "Slim and Light" product, and we shipped a total of 53,000 units to Lenovo. Revenues generated from sales to Lenovo for fiscal years 2010 and 2009 totaled $7.4 million and $11.0 million, or 28 percent and 82 percent of revenues, respectively.

We typically work directly with distributors and OEM customers on specific product designs. The desired products may be AC only, DC only, or combined AC/DC, and normally include programmability. Once the adapter becomes available, we expect to receive purchase orders from these customers and deliver the ordered products directly from our contract manufacturer into their supply chain organization.

OEM "in-the-box"

Notebook computers are typically sold with a conventional AC-only power adapter included with the purchase or "in-the-box." These "in-the-box" adapters are manufactured for low cost and delivered in quantities of tens of millions per year. As notebook computer power and regulatory requirements increase, the size and weight of the power adapter may also increase. We believe our patented electrical design, which is the basis for our small and light power adapters, can address this large and growing market. As with OEM-branded accessories, we typically work directly with the OEMs on these designs and products in response to their requests. Products designed for this channel must be ultra-low cost and reliable, and must be manufactured in high volume. We did not sell any of our power adapters "in-the-box" in either fiscal 2010 or 2009, but we continue to expect opportunities through this channel in fiscal 2011.

Competition

Numerous providers, including Delta Electronics, Inc., iGo, Inc., Belkin, Kensington, and American Power Conversion, sell products that compete directly with our ChargeSource® products. Mobile telephone and personal computer OEMs also deliver competitors' products to the market for our standalone power adapters. Many of these distributors and manufacturing competitors are larger and have greater financial resources. We believe that the patents that cover our ChargeSource® products provide us with a competitive advantage.

To compete successfully in this market, we believe we must:

- Differentiate our offerings through innovation and development of new or enhanced products;
- Successfully meet stringent design specifications in a timely manner;
- Manufacture and deliver on time, cost effective products in volume; and
- Price our products competitively.

Key Customers

We derive a substantial portion of our revenue from a very limited number of customers. The loss of one or more of our significant customers would have a material impact on our revenues and results of operations.

During fiscal 2010, shipments to Targus, our exclusive retail distributor, totaled $18.8 million or 71 percent of total revenue. In fiscal 2010 and 2009, shipments to Lenovo, an OEM customer, totaled $7.4 million and $11.0 million or 28 percent and 82 percent of total revenue, respectively. In fiscal 2009, Kensington, a former distributor of our ChargeSource® products, accounted for revenue totaling $1.0 million, or 7 percent of total revenue. For more information regarding our customers, see Note 4 of the Notes to the Consolidated Financial Statements included in Item 8 of this report.

International Operations

We sell our products to customers located throughout the world. In fiscal 2010 and 2009, we derived 70 percent and 3 percent of total revenue, respectively, from customers in North America and 30 percent and 97 percent, respectively, from customers outside North America, as determined by the "ship to" address. The increase in the percentage of sales to North America during fiscal 2010 as compared to fiscal 2009 is primarily due to sales to Targus, which primarily ships to their distribution facility in California. Sales to Lenovo, which represents 28 percent and 82 percent of revenue in fiscal 2010 and 2009, respectively, ship to mainland China. For more information regarding our revenues by geographic location, see Note 4 of the Notes to the Consolidated Financial Statements included in Item 8 of this report.

Research and Development

We sell our products in markets that are characterized by rapid technology changes, frequent new product introductions, and evolving technology standards. Accordingly, we devote significant resources to designing and developing new and enhanced products that can be manufactured cost effectively and sold at competitive prices. During fiscal 2010 and 2009, we incurred approximately $3.7 million and $2.8 million, respectively, in research and development expenses. To focus these efforts, we strive to maintain close relationships with our customers and develop products that meet their needs.

As of April 26, 2010, we had approximately 11 engineers and other technical personnel dedicated to our research and development efforts. Generally, our research and development and other engineering efforts are managed and focused on a product-by-product basis, and can generally be characterized as follows:

- We collaborate closely with our customers and partners to design and manufacture new products or modify existing products to specifications required by our customers;
- We design and manufacture enhancements and improvements to our existing products in response to our customers' requests or feedback; and
- We independently design and build new products in anticipation of the development of a variety of mobile electronic devices.

Manufacturing and Suppliers

We maintain an ISO-9001:2000 certification for the design of our products. Our products are manufactured by third parties to our specifications and are generally delivered to us for test. Contract manufacturers located in China are responsible for the manufacture of our products.

A significant portion of our inventory purchases is derived from a limited number of contract manufacturers and other suppliers. The loss of one or more of our significant suppliers could adversely affect our operations. For the fiscal year ended January 31, 2010, three of our contract manufacturers, Chicony Power Technology, Co. Ltd., Flextronics Electronics, and Edac Power Electronics Co. Ltd, accounted for 86 percent of the product costs included in cost of revenue. For the fiscal year ended January 31, 2009, two of our contract manufacturers, Flextronics Electronics and Foxlink International, Inc. accounted for 98 percent of the product costs included in our cost of revenue. For more information on our contract manufacturers and other suppliers, see Note 4 of the Notes to the Consolidated Financial Statements included in Item 8 of this report.

Patents and Intellectual Property

Our success depends in large part on our proprietary technology. We generally rely upon patent, copyright, trademark, and trade secret laws in the United States and in certain other countries, and upon confidentiality agreements with our employees, customers, and partners to establish and maintain our intellectual property rights in our proprietary technology. As of January 31, 2010, the Company had approximately 55 issued patents and approximately 25 patent applications pending in the United States and in various foreign countries covering key technical aspects of our ChargeSource® products. Our issued patents are scheduled to expire at various times beginning in 2020. In addition, we have registered trademarks in the United States for ChargeSource® and SmartTip®.

We cross-license certain patent rights related to powering electronic devices, including certain patent rights relating to automatic programmability and combination AC/DC capability, under the terms of a settlement agreement entered into with iGo, Inc. in 2003.

While we spend significant resources to monitor and enforce our intellectual property rights, our intellectual property rights could be challenged, invalidated, or circumvented by competitors or others. Others could reverse engineer or otherwise obtain and use our proprietary technology and information. Our employees, customers or partners also could breach our confidentiality agreements, for which we may not have an adequate remedy available. We may not be able to timely detect the infringement of our intellectual property rights. Moreover, the laws of foreign countries may not afford the same protection to intellectual property rights as do the laws of the United States. The occurrence of any of the foregoing could harm our competitive position.

Litigation to enforce and protect our intellectual property rights, whether or not successful, is time-consuming and costly, diverts resources and management attention away from our operations and may result in our intellectual property rights being held invalid or unenforceable. Additionally, third parties have claimed, and may in the future claim, that we are infringing their intellectual property rights. These intellectual property infringement claims, whether we ultimately are found to be infringing any third party's intellectual property rights or not, are time-consuming, costly to defend, and divert resources and management attention away from our operations. In this regard we were previously involved in litigation with iGo, Inc. ("iGo") as on June 8, 2007 iGo sued us alleging that two iGo patents are infringed by the mechanical keying arrangement between power adapters and programming kits used by us in our mobile power products sold through our distributors and to a computer manufacturer. We denied liability and countersued alleging that iGo had breached a settlement agreement entered into with us in 2003 and that iGo was liable for infringement of at least one of our patents. On May 26, 2009, at the request of both parties, the court dismissed the entire case, without prejudice, with each party to bear its own costs and attorneys' fees. For more information regarding this matter, see Item 3. Legal Proceedings.

Infringement claims by third parties also could subject us to significant damage awards or fines or require us to pay large amounts to settle such claims. Additionally, claims of intellectual property infringement might require us to enter into royalty or license agreements. If we cannot or do not license the infringed technology on acceptable terms or substitute similar technology from other sources, we could be prevented from or restricted in selling our products containing, or manufactured with, the infringed technology.

Industry Practices Impacting Working Capital

Our working capital and operating cash flow is affected by our need to balance inventory levels with customer demand. Existing industry practices that affect our working capital and operating cash flow include (i) the level of variability of customer orders relative to the volume of production, (ii) vendor lead times, (iii) materials availability for critical parts, (iv) inventory levels necessary to achieve rapid customer fulfillment, and (v) extended payment terms required by certain customers.

Currently, we sell our products under purchase orders that are placed with short-term delivery requirements. As a result, we periodically maintain significant levels of inventory of long-lead components in order to meet our expected obligations. Delays in planned customer orders could result in higher inventory levels and negatively impact our operating results.

Our standard terms require customers to pay for our products in U.S. dollars. For those orders denominated in foreign currencies, we may limit our exposure to losses from foreign currency transactions through forward foreign exchange contracts. We do not currently have any sales denominated in foreign currency and, to date, sales denominated in foreign currencies have not been significant and we have not entered into any foreign exchange contracts.

Employees

As of April 26, 2010, we employed approximately 36 full-time employees. We believe our employee relations to be good. The majority of our employees are professional or technical personnel who possess training and experience in engineering, sales and marketing, and management. Our future success depends in large part on our ability to retain key technical, marketing, and management personnel, and to attract and retain qualified employees, particularly the highly skilled engineers involved in the development of new products. Competition for such personnel can be intense, and the loss of key employees, as well as the failure to recruit and train additional technical personnel in a timely manner, could have a material adverse effect on our operating results.

Our success depends to a significant extent upon the contribution of our executive officers and other key employees. During December 2005, the Board of Directors approved and adopted the 2005 Equity Incentive Plan (the "2005 Plan"), which originally covered 450,000 shares of our common stock. The adoption of the 2005 Plan was ratified by our shareholders at the annual shareholders meeting held on June 20, 2006, and subsequently amended at its annual shareholders meeting in June 2008 to increase the number of shares issuable under the plan from 450,000 shares to 1,100,000 shares.

ITEM 1A. RISK FACTORS

We have a history of losses, and we cannot be certain that we will achieve or sustain profitability; we may need additional capital in the future to fund our businesses, which we may not be able to obtain on acceptable terms.

We have experienced operating losses in the past, and we expect that we will incur additional operating losses in the future unless we achieve higher sales volume. We incurred pre-tax losses from continuing operations of $9.0 million and $13.1 million in fiscal 2010 and 2009, respectively. Our ability to achieve or sustain profitability is based on a number of factors, many of which are out of our control, including the demand for our products, costs of components used in our products, lead times on certain critical semi-conductor components, and the cost of manufacturing overhead charged by our Contract Manufacturers ("CM's").

We currently anticipate that our available capital resources, including borrowings available to us under our existing credit facility (see Notes 10 and 16 of the Notes to the Consolidated Financial Statements included in Item 8 of this report), will be sufficient to meet our expected working capital and capital expenditure requirements as our business is currently conducted for at least the next 12 months. As we execute on our current strategy, however, we may require further debt and/or equity capital to fund our working capital needs. In particular, we have experienced, and anticipate that we may experience a negative operating cash flow in the future. We may attempt to raise additional funds through public or private debt or equity financings if such financings become available on acceptable terms, or we may seek working capital financing through the extension of additional credit. We cannot be certain that any additional financing we may need will be available on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of opportunities, develop new products or otherwise respond to competitive pressures, and our operating results and financial condition could be adversely affected.

We will have to reduce our costs for our ChargeSource® products and achieve higher sales volumes for our business to become profitable, and if we fail to achieve cost reductions and higher sales volumes for our products, we may not achieve or sustain profitability and our results of operations and prospects would be adversely impacted.

We experienced positive gross profit margins beginning in the second quarter of fiscal 2010 but gross margins were negative in the first quarter of fiscal 2010, fiscal 2009, and previous fiscal years. We operate in a very competitive marketplace where reducing product costs to meet competitive pressures is a constant and we may experience negative gross margins in the future. In order to reduce our cost of revenue, we must work closely with our contract manufacturers to carefully manage the price paid for the components used in our products along with the price we pay our contract manufacturers for the finished product(s) they provide to us.

Additionally, if we are not able to reduce our cost of revenue and increase our gross profit margins accordingly, our current level of sales is insufficient to absorb our operating expenses. Our ability to drive increased sales is dependent upon many factors including the following:

- Successful development and release for manufacture of certain AC, DC, and AC/DC standalone power adapter products designed to address the requirements of our retail and OEM channels;
- Securing additional OEM partners; and
- Market and customer acceptance of our new products, some of which were introduced to the market late in fiscal year 2010 and others which we expect will follow during fiscal year 2011.

There can be no assurances we will be successful in our efforts to increase sales or reduce our cost of revenue. If we fail to reduce our cost of revenue or achieve higher sales volumes for our ChargeSource® products, we may not achieve or sustain profitability and our results of operations and prospects would be adversely impacted.

In the first quarter of fiscal 2011, the US Consumer Product Safety Commission in cooperation with us, announced a voluntary recall of one of our power adapters. In addition, we may experience quality or safety defects in our products in the future that could cause us to institute additional product recalls, require us to provide replacement products and harm our reputation.

On April 30, 2010, the CPSC announced the recall of approximately 500,000 units of our ChargeSource 90-watt universal AC power adapter sold to our distributer, Targus. These units were sold from June 2009 through March 2010. Of the units affected by the Recall, we estimate that approximately 400,000 units are in the hands of consumers, while another 100,000 are currently in the distribution channel. As a result of the Recall, we accrued a $4.0 million charge to cost of revenue in the fourth quarter of fiscal 2010 as an estimate of the cost to replace the affected units and $0.6 million related to selling, general and administrative costs expected to be incurred related to the Recall. Actual amounts may differ materially from our current estimates based on many factors, including the number of impacted 90-watt universal power adapters returned to Comarco by Targus and its customers, primarily consumer electronics retailers, and end-user consumers. Also, the estimate is based on Comarco's assessment of Targus' and Comarco's respective obligations regarding returned product. Targus and Comarco have not reached full agreement with respect to such matters and adverse developments with respect to such matters could materially increase the costs of the Recall to Comarco. Actual amounts incurred by Comarco as a result of the Recall may differ materially from the amounts in the reserves Comarco established as a result of the Recall.

The Recall resulted in material costs and expenses and we may incur costs and expenses beyond the reserves we established as a result of the Recall. In addition, the Recall and any future recalls could materially and adversely affect our brand image, cause a decline in our sales and profitability, and reduce or deplete our financial resources. There is the risk that key customers may cancel orders, change order quantities or delay order delivery dates as a result of the Recall or any future product recalls. The Recall and any future product recalls could require substantial administrative resources which may detract management's attention from our core business strategies. In addition, the Recall and any future product recalls may result in disputes with suppliers and customers or lead to adverse proceedings such as arbitration or litigation which can be costly and expensive.

In the course of conducting our business, we experience and attempt to address various quality and safety issues with our products, as our products must meet exacting technical and performance standards. Often product defects are identified during our design, development, and manufacturing processes, which we are able to correct in a timely manner. Sometimes, defects are identified after introduction and shipment of products. If we are unable to fix defects in a timely manner or adequately address quality control issues, our relationships with our customers may be impaired, our reputation may suffer and we may lose customers. Any of the foregoing could adversely affect our business, results of operations, customer relationships, reputation, and prospects.

A significant portion of our revenue is derived from two customers and we are dependent upon our relationships with them and upon their performance. Any loss of, reduction, cancellation, or delay in purchases by these customers would negatively impact our revenue, business, prospects, and operating results.

We have historically derived a significant portion of our revenue from a very limited number of customers. Our two key customers for fiscal 2010 accounted for $26.2 million, or nearly all of our total revenue. We expect that a limited number of customers will continue to represent a large percentage of our revenue in the future. In particular, we believe that Targus, which accounted for 71 percent of our fiscal 2010 revenue, will continue to represent a large percentage of our future revenue as Targus is the exclusive distributor of our ChargeSource® products under the agreement we signed with Targus in the first quarter of fiscal 2010. Our future success will depend in part on Targus' ability and willingness to effectively and widely distribute our products.

Any difficulty in collecting amounts due from one or more of our key customers, or any refusal or inability of one or more of our key customers to take delivery of ordered products, would negatively impact our results of operations and financial condition. In the first quarter of fiscal 2011, the CPSC in cooperation with us, announced the Recall. As a result of the temporary cessation of manufacturing and shipping our new "Slim and Light" product and the significant decline in sales of our legacy products which occurred during the quarter ended April 30, 2010, Comarco's sales to Targus for the first quarter of fiscal 2011 were adversely affected. To the extent the Recall adversely affects our relationship with Targus, our results of operations could be adversely impacted. In addition, any loss of, reduction, cancellation, or delay in purchases by our key customers would negatively impact our revenue, business, prospects, and operating results unless we are able to develop other customers who purchase products at comparable levels. Developing alternative customers could be time-consuming, disruptive, and costly to our business.

If we fail to accurately forecast customer demand, we may have excess or insufficient product inventory, which may increase our operating costs and harm our business.

To ensure availability of our products for our customers, in some cases we commit to purchase the components and/or finished products based on forecasts provided by customers in advance of receiving purchase orders from them. Most of our customers are distributors who in turn sell our products to resellers and/or end users, which cause us to have limited visibility into ultimate product demand, making forecasting more difficult. As a result, we have historically, and expect in the future, to continue to incur inventory costs in advance of anticipated revenue. Because demand for our products may not materialize as we expect, purchasing based on forecasts subjects us to risks of high inventory carrying costs and increased obsolescence and may increase our costs.

A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of revenue at the time of such determination. Therefore, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our operating results.

If we overestimate customer demand for our products or if purchase orders are cancelled or shipments delayed, we may end up with excess inventory that we cannot sell, which would harm our financial results. In fiscal 2009, we incurred $1.5 million of inventory reserve and scrap costs recorded primarily in the fourth quarter of the fiscal year. Similarly, if we underestimate demand, we may not have sufficient product inventory and may lose market share and damage customer relationships, which also could harm our business.

Our business and operational results are subject to the seasonal demand fluctuations of the consumer product and retail industries, as well as general economic and retail uncertainty.

The seasonality of the consumer product and retail industries will affect our business. For example, our OEM and retail distribution partners typically order the great majority of the products they expect to sell during the holiday season during the first three calendar quarters. Accordingly, we expect that our sales may be concentrated during the first three calendar quarters and lower in the fourth calendar quarter.

Additionally, our revenues depend significantly on consumer confidence and spending, which have been weak due to current worldwide economic weaknesses. Continued economic weakness and weak consumer spending may adversely affect our revenues, the sell through ability of our customers, or otherwise negatively impact our business strategy. If legislative actions taken to enhance the economy fail, or if the current economic situation deteriorates further, our business could be negatively impacted.

Our customers may cancel their orders, change production quantities or delay production, any of which would reduce our sales and adversely affect our operating results.

Since most of our customers purchase our products from us on a purchase order basis, they may cancel, change, or delay product purchase commitments with little notice to us. As a result, we are not always able to forecast with certainty the sales that we will make in a given period and sometimes we may increase our inventory, working capital, and overhead in expectation of orders that may never be placed, or, if placed, may be delayed, reduced, or canceled. The following factors, among others, affect our ability to forecast accurately our sales and production capacity:

- Changes in the specific products or quantities our customers order; and

- Electronic component long lead times and advance financial commitments for components required to complete actual/anticipated customer orders.

Delayed, reduced or canceled purchase orders also may result in our inability to recover costs that we incur in anticipation of those orders, such as costs associated with purchased raw materials and write-offs of obsolete inventory.

Failure to adjust our operations in response to changing market conditions or failure to accurately estimate demand for our products could adversely affect our operating results.

Consumer demand for our ChargeSource® mobile power products has been subject to fluctuations as a result of our choices of distribution partners, market acceptance of our products, the timing and size of customer orders, and consumer demand for rechargeable mobile electronic devices. Accordingly, it has been difficult for us to forecast the demand for these products. We also are limited in our ability to quickly adapt our cost structures to changing market conditions because a significant portion of our sales and marketing, design and other engineering, and supply chain costs are fixed. If customer demand for our products declines or if we otherwise fail to accurately forecast reduced customer demand, we will likely experience excess inventory, which could adversely affect our operating results. Conversely, if market conditions improve, our inventory may not be adequate to fill increased customer demand. As a result, we might not be able to fulfill customer orders in a timely manner, which could adversely affect our customer relationships and operating results.

The products we make are complex and have short life cycles. If we are unable to rapidly and successfully develop and introduce new products, some of our products may become obsolete and our operating results could suffer.

The consumer electronics industry is characterized by rapid technological changes, frequent new product introductions, and evolving industry standards. Our mobile power products have short life cycles, and may become obsolete over relatively short periods of time. Our future success depends on our ability to develop, introduce, and deliver on a timely basis and in sufficient quantity new products, components, and enhancements. The success of any new product offering will depend on several factors, including our ability to:

- Properly identify customer needs and technological trends;
- Timely develop new technologies and applications;
- Price our products and services competitively;
- Timely manufacture and deliver our products in sufficient volume, and
- Differentiate our products from those of our competitors.

Development of new products requires high levels of innovation from both our engineers and our component suppliers. Development of a new product often requires a substantial investment before we can determine the commercial viability of the product. If we dedicate a significant amount of resources to the development of products that do not achieve broad market acceptance, our operating results may suffer. Our operating results may also be adversely affected due to the timing of product introductions by competitors, especially if a competitor introduces a new product before our own comparable product is ready to be introduced.

The consumer electronics industry is highly competitive, and our profitability will be adversely affected if we are not able to compete effectively.

The consumer electronics industry in which we sell our products is highly competitive. We compete on many levels, including the timing of development and introduction of new products, technology, price, quality, customer service, and support. Our competitors range from some of the industries' largest corporations to relatively small and highly specialized firms. Many of our competitors possess advantages over us, including greater financial and marketing resources, greater name recognition and larger and more established customer and supplier relationships. Our competitors also may be able to respond more quickly to new or emerging technologies and changes in customer needs. If we do not have the resources or expertise necessary to compete or to match our competitors or otherwise fail to develop successful strategies to address these competitive disadvantages, we could lose customers and revenue.

The average selling prices of our products will likely decrease over their sales cycles, especially upon the introduction of new products, which may negatively affect our revenue and operating results.

Our products will likely experience a reduction in their average selling prices over their respective sales cycles and price pressures could negatively affect our operating results. Furthermore, as we introduce new or next-generation products, sales prices of legacy products may decline substantially. In order to sell products that have a falling average selling price and maintain margins at the same time, we need to continually reduce product costs. There can be no assurances we will be successful in our efforts to reduce these costs. In order to do so, we must work closely with our contract manufacturers to carefully manage the price paid for components used in our products, and the price we pay to these manufacturers for the finished product. In addition, inventory levels must be tightly managed. If we are unable to reduce the overall production cost of legacy products as new products are introduced, our average gross margins will likely decline and adversely affect our operating results.

Economic, political, and other risks associated with our international sales and operations could adversely affect our results of operations.

We currently outsource the manufacture of our ChargeSource® products to contract manufacturers in China. Additionally, international revenue accounted for approximately 30 percent of total revenue for fiscal 2010. Accordingly, our business is subject to worldwide economic and market conditions and risks generally associated with doing business abroad, such as fluctuating foreign currency exchange rates, weaknesses in the economic conditions in particular countries or regions, the stability of international monetary conditions, tariff and trade policies, domestic and foreign tax policies, foreign governmental regulations, political unrest and disruptions, and delays in shipments. Essentially, we currently do all business with our foreign supply base in U.S. dollars. Our costs increase in countries with currencies that are increasing in value against the U.S. dollar. Also, we cannot be sure that our international supply base will continue to accept orders denominated in U.S. dollars. If they do not, our costs will become more directly subject to foreign exchange fluctuations. These factors could adversely affect our ability to outsource our manufacturing and supply needs to foreign countries as well as our sales of products and services in international markets.

We rely on a limited number of contract manufacturers and suppliers and any delays, disruptions or quality control problems in the manufacturing operations of such manufacturers and suppliers or any disruptions in our relationships with our contract manufacturers and suppliers could adversely impact our ability to sell our products, harm our reputation, impair our customer relations and adversely affect our business, results of operations and prospects.

We currently procure, and expect to continue to procure, certain components from single source manufacturers who provide unique component designs or who meet certain quality and performance requirements. In addition, we sometimes purchase customized components from single sources in order to take advantage of volume pricing discounts. In fiscal 2010 three of the CM's for our ChargeSource® products provided $16.9 million or 86 percent of the product costs included in cost of revenue and in fiscal 2009, one of the CM's for our ChargeSource® products provided $10.5 million or 87 percent of the product costs included in cost of revenue.

The performance of our contract manufacturers and suppliers is largely outside of our control and involves various risks, including risks associated with limited control over price, procurement of raw materials, timely delivery, and quality. In the past, we have experienced, and may continue to experience, shortages of products purchased from single sources or a limited number of suppliers. Our contract manufacturers and suppliers may fail to timely deliver products or fail to provide products of sufficient quality or which fail to meet required specifications. We believe that the Recall is a direct result of our contract manufacturer failing to meet our technical specifications. If this occurs or if our relationship with our contract manufacturers and suppliers is disrupted in any way, we may lose sales, or we may be required to adjust both product designs and/or production schedules or develop suitable alternative contract manufacturers and suppliers, which could result in delays in the production and delivery of products to our customers. Any such delays, disruptions or quality problems could adversely impact our ability to sell our products, harm our reputation, impair our customer relationships, and adversely affect our business, results of operations and prospects.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation, settlement or licensing costs and expenses or be prevented from selling certain products.

Third parties have claimed, and may in the future claim, that we are infringing their intellectual property rights. These intellectual property infringement claims, whether we ultimately are found to be infringing any third party's intellectual property rights or not, are time-consuming, costly to defend, and divert resources and management attention away from our operations. In this regard we were previously involved in litigation where the other party alleged that we were infringing on their intellectual property. We denied liability and countersued and on May 26, 2009, at the request of the parties, the court dismissed the entire case, without prejudice, with each party to bear its own costs and attorneys' fees. For more information regarding this matter, see Item 3. Legal Proceedings.

Infringement claims by third parties also could subject us to significant damage awards or fines or require us to pay large amounts to settle such claims. Additionally, claims of intellectual property infringement might require us to enter into royalty or license agreements. If we cannot or do not license the infringed technology on acceptable terms or substitute similar technology from other sources, we could be prevented from or restricted in selling our products containing, or manufactured with, the infringed technology.

Third parties may infringe our intellectual property rights, and we may be required to spend significant resources enforcing these rights or otherwise suffer competitive injury.

Our success depends in large part on our proprietary technology. We generally rely upon patent, copyright, trademark, and trade secret laws in the United States and in certain other countries, and upon confidentiality agreements with our employees, customers, and partners to establish and maintain our intellectual property rights in our proprietary technology. We are required to spend significant resources to monitor and enforce our intellectual property rights; however these rights might not necessarily provide us with a sufficient competitive advantage. Our future and pending patent applications may not be issued with the scope we seek, if at all. Others may independently develop similar proprietary technology or otherwise gain access to and disclose our proprietary information and technology, and our intellectual property rights could be challenged, invalidated, or circumvented by competitors or others, whether in the United States or in foreign countries. Our employees, customers, or partners also could breach our confidentiality agreements, for which we may not have an adequate remedy available. We also may not be able to timely detect the infringement of our intellectual property rights. The occurrence of any of the foregoing could harm our competitive position.

Litigation may be necessary to enforce and protect our intellectual property rights. Whether or not we are successful in enforcing and protecting our intellectual property rights, litigation is time-consuming and costly, diverts resources and management attention away from our operations, and may result in our intellectual property rights being held invalid or unenforceable.

If we suffer the loss of our corporate headquarters or the loss of one of our contract manufacturer's facilities due to catastrophe, our operations would be adversely affected.

We have one corporate office, which is located in Lake Forest, California. Although we carry insurance for property damage, we do not carry insurance or financial reserves for all possible catastrophes, including interruptions or potential losses arising from earthquakes or terrorism. Any significant disruption in our access to the facility, whether due to fire, natural disaster, or otherwise, could have a material adverse effect on our financial condition and operating results.

Additionally, the manufacturing of our ChargeSource® products is performed by contract manufacturers located in China. If any significant disruption occurs in the facilities in China, it would have a material adverse effect on our financial condition and operating results.

We depend upon the services of key personnel, and may not be able to attract and retain additional key personnel.

Our success depends to a significant extent on the continued services and experience of our key research, engineering, sales, marketing, and executive personnel. If for any reason our key personnel left our employ and we failed to replace a sufficient qualified number of these personnel, we might not be able to maintain or expand our business. Competition for such highly skilled personnel in the consumer electronics industry is intense, and we cannot be certain that we will be able to hire or re-hire sufficiently qualified personnel in adequate numbers to meet the demand for our products and services. If we are unable to identify, hire, and integrate these skilled personnel in a timely or cost-efficient manner, our operating results could suffer.

Our quarterly operating results are subject to significant fluctuations and, if our operating results decline or are worse than expected, our stock price could fall.

We have experienced, and expect to continue to experience, significant quarterly fluctuations in revenue and operating results. Our quarterly operating results may fluctuate for many reasons, including:

- The size and timing of customer orders and shipments;
- The degree and rate of growth in the markets in which we compete and the accompanying demand for our products;
- Limitations in our ability to forecast our manufacturing needs;
- Our ability to introduce, and the timing of our introductions of, new or enhanced products;
- Product failures and recalls, product quality control problems and associated in-field service support costs;
- Warranty expenses;
- Availability and cost of components;
- Changes in average sales prices, and
- Normal market sales seasonality.

Due to these and other factors, our past results are not reliable indicators of our future performance. In addition, a significant portion of our cost of sales and operating expenses are relatively fixed including operations and supply chain overhead in support of our contract manufacturers; engineering and sales/administrative expense. If we experience a decline in revenue, we may be unable to reduce our fixed costs quickly enough to compensate for the decline, which would magnify the adverse impact of such revenue shortfall on our results of operations. If our operating results decline or are below expectations of securities analysts or investors, the market price of our stock may decline significantly.

Our Restated Articles of Incorporation and our Amended and Restated Bylaws and at least one agreement to which we are a party contain provisions which may discourage attempts by others to acquire or merge with us, which could reduce the market value of our common stock.

Provisions of our Restated Articles of Incorporation and our Amended and Restated Bylaws and at least one agreement to which we are a party may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of common stock. Provisions in our Restated Articles of Incorporation and Amended and Restated Bylaws may delay or deter other persons from attempting to acquire control of us. These provisions include:

- the authorization of our board of directors to issue preferred stock with such rights and preferences as may be determined by the board of directors, without the approval of our shareholders;
- the prohibition of action by the written consent of the shareholders;
- the establishment of advance notice requirements for director nominations and other proposals by shareholders for consideration at shareholder meetings;
- the requirement that the holders of at least two-thirds of the outstanding common stock entitled to vote at a meeting are required to approve certain business combinations with interested stockholders; and

- the requirement that the holders of at least two-thirds of the outstanding common stock entitled to vote at a meeting are required to approve certain changes to specific provisions of our Articles of Incorporation (including those provisions described above).

In addition, if, pursuant to the terms of the Compromise Settlement Agreement and Release (the "iGo Agreement"), dated as of July 12, 2003, among the Company, iGo, Inc. (formerly, Mobility Electronics, Inc.) ("iGo") and the other parties identified therein, the Company assigns the iGo Agreement under the circumstances contemplated therein, the Company would be required to pay $5 million to iGo.

Our stock price has been and will likely remain highly volatile.

The stock market in general, and the stock prices of technology companies in particular, have experienced fluctuations that may be unrelated or disproportionate to the operating performance of these companies. Broad market and industry stock price fluctuations may adversely affect the market price of shares of our common stock. The market price of our stock has exhibited significant price fluctuations, which makes our stock unsuitable for many investors. Our stock price may also be affected by the following factors:

- Our quarterly operating results;
- Changes in the consumer electronics industries;
- Changes in the economic outlook of the particular markets in which we sell our products and services;
- The gain or loss of significant customers;
- Reductions in demand or expectations of future demand by our customers;
- Changes in stock market analyst recommendations regarding us, our competitors, or our customers;
- The timing and announcements of technological innovations or new products by our competitors or by us, and
- Other events affecting other companies that investors deem comparable to us.

All of these factors may contribute to the volatility of our stock price.

The trading volume of our common stock often has been limited and may depress the price for our common stock.

A significant decline in our stock price, even if temporary, could result in substantial losses for individual shareholders. The trading volume of our common stock has been and may continue to be limited. Limited trading volume could depress the price for our common stock because fewer analysts may provide coverage for our stock and because investors might be unwilling to pay a higher market price for a stock that is less liquid. This limited trading volume, along with market and industry stock price fluctuations and other factors affecting our operations, may depress the price for our common stock or result in greater volatility in the price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in Lake Forest, California. This leased facility consists of approximately 25,000 square feet of office space and approximately 5,000 square feet of manufacturing and warehouse space. The lease for this facility expires in August 2011. In conjunction with the sale of WTS to Ascom in January 2009, we entered into a sublease agreement whereby Ascom leases approximately 48 percent of the leased facility, including all of the manufacturing and warehouse space.

ITEM 3. LEGAL PROCEEDINGS

iGo, Inc. (formerly Mobility Electronics, Inc.) vs. Comarco Wireless Technologies, Inc., Case No. 5:07cv00084, U.S. District Court for the Eastern District of Texas (transferred to Arizona District Court and assigned Case No. 2:08-cv-01224-JWS). On June 8, 2007, iGo sued us alleging that two iGo patents are infringed by the mechanical keying arrangement between power adapters and programming tips used by us in our mobile power products sold through our distributors and to a computer maker. We denied liability and countersued alleging that iGo has breached a Settlement Agreement entered into between the parties in 2003 to settle a previous patent infringement suit, and that iGo is liable for infringement of at least one Comarco patent by effectively sub-licensing a third party to manufacture and sell power adapter products and accessories covered by the Comarco patent. iGo denied liability and amended its claims to further allege that we breached the Settlement Agreement by asserting claims against iGo because its activities are permissible under the Settlement Agreement. We denied liability as to the additional claim made by iGo.

On May 26, 2009, at the request of the parties, the court dismissed the entire case, without prejudice to being re-filed at a later date, with each party to bear its own costs and attorneys' fees. In connection with the dismissal, each party agreed that it would not re-initiate litigation against the other party involving a dispute over the previous claims unless and until it had first given notice to the other party and thereafter had exerted best efforts to resolve the dispute without the need for further litigation. Neither party has provided the other party with any such notice as of the date of filing this annual report on Form 10-K.

Mark Chapman ("Chapman") vs. Comarco Wireless Technologies, Inc., Case No. 73-166-03168-09 02 FEZA-C, American Arbitration Association. On July 15, 2009, a former officer and employee of the Company filed a demand for arbitration against the Company with the American Arbitration Association claiming that he is entitled to a payment pursuant to the terms of a written Severance Compensation Agreement as well as reimbursement for his attorneys' fees relating to this claim. The Severance Compensation Agreement provides that in the event the employee is terminated by the Company without "Cause" (as defined in such agreement), or ceases to be employed by the Company for reasons other than because of death, disability, retirement or Cause, or the employee terminates his employment with us for "Good Reason" (as defined in such agreement), in each case, within 24 months following a "Change of Control" (as defined in such agreement), the employee would be entitled to receive a lump sum cash payment equal to the sum of his annual base salary plus his annual incentive compensation bonus that would be payable assuming 100 percent satisfaction of all performance goals. The former officer and employee claims that the January 2009 sale of our WTS business to Ascom constituted a Change of Control and that he is entitled to the specified payment because he ceased to be employed by the Company as a result of such transaction, although his employment was assumed by Ascom in essentially the same capacity following the consummation of the transaction. We have denied that a Change of Control occurred and contend that the former employee is not entitled to any payment pursuant to the Severance Compensation Agreement. Arbitration for this matter is scheduled for September 28, 2010. The outcome of this matter is neither determinable nor estimable as of the date of filing this annual report on Form 10-K.

In addition to the pending matter described above, the Company is from time to time involved in various legal proceedings incidental to the conduct of its business. The Company believes that the outcome of all such legal proceedings will not in the aggregate have a material adverse effect on its consolidated results of operations and financial position.

ITEM 4. [RESERVED]

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Nasdaq Global Market® under the symbol "CMRO." The following table sets forth for the periods indicated the quarterly high and low closing prices per share as reported by the Nasdaq Global Market. These prices represent actual reported sales transactions.

	High	Low
Year ended January 31, 2010:		
First Quarter	$ 2.03	$ 0.70
Second Quarter	2.30	1.66
Third Quarter	3.15	1.66
Fourth Quarter	3.29	2.41
Year ended January 31, 2009:		
First Quarter	$ 5.45	$ 3.20
Second Quarter	4.42	2.93
Third Quarter	3.49	1.13
Fourth Quarter	1.49	0.80

Holders

As of March 30, 2010, there were 311 holders of record of our common stock.

Dividends

We did not declare any dividends during fiscal 2010 or fiscal 2009. We do not expect to pay cash dividends in the near future, as we intend to retain any future earnings to fund working capital and operations. Any determinations to pay dividends in the future will be at the discretion of our board of directors.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto included in Part II, Item 8 of this report on Form 10-K. This report contains forward-looking statements including, without limitation, statements regarding trends, cyclicality, seasonality, and growth in the markets we sell into, our strategic direction, expenditures in research and development, contracts, our future effective tax rate, new product introductions, changes to our manufacturing processes, our liquidity position, our ability to generate cash from continuing operations, our expected growth, the potential impact of our adopting new accounting pronouncements, our financial results, revenue generated from international sales, the impact of our variable cost structure, and the existence or length of an economic recovery that involves risks and uncertainties. Our actual results could differ from the results contemplated by these forward-looking statements due to certain factors, including those discussed in Part I, Item 1A and elsewhere in this report.

Overview

Comarco, Inc., through its subsidiary Comarco Wireless Technologies, Inc. (collectively, "we," "Comarco," or the "Company"), is a leading designer and manufacturer of standalone mobile power adapters used to power and charge notebook computers, mobile phones, BlackBerry® smartphones, iPods®, and many other portable, rechargeable handheld devices. Our operations consist solely of the operations of Comarco Wireless Technologies, Inc. ("CWT").

Prior to fiscal 2010, Comarco was also a provider of wireless test solutions for the wireless industry, as well as a provider of emergency call boxes and related maintenance services. We entered fiscal year 2009 with an objective to focus on our ChargeSource® business and to maximize the value of our WTS and Call Box businesses. The assessment of our strategic initiatives with respect to these businesses culminated in the sale of these two businesses during fiscal 2009.

Industry and Company Trends and Uncertainties

Designed with the needs of the mobile professional in mind, our ChargeSource® standalone mobile power adapters provide a high level of functionality and compatibility in an industry-leading compact design. Our current and planned ChargeSource® product offerings consist of standalone AC/DC, AC, and DC power adapters designed for the right mix of power output and functionality for most retail, OEM, and enterprise customers. Our ChargeSource® products are programmable, allowing those who use rechargeable electronic devices to carry just one power adapter to support multiple electronic devices. By simply changing the compact SmartTip® connected to the end of the output cable, our standalone power adapters are capable of simultaneously charging and powering multiple devices from all major consumer electronics companies, including most notebook computers, mobile phones, BlackBerry® smartphones, iPods®, and many other portable, rechargeable consumer electronic devices without requiring a peripheral product or extra cable.

Personal computer manufacturers continue to design and manufacture notebook computers with enhanced functionality and features. These notebook computers generally have greater power requirements. As power requirements increase, so generally does the size of the OEM power adapter sold with each notebook computer. To address this industry-wide trend, we have developed a family of compact high-power ChargeSource® standalone power adapters that are compatible with most legacy, current, and planned notebook computers. These new standalone power adapters are able to deliver up to 120 watts of power in a very small form factor or compact size.

Management currently considers the following additional trends, events, and uncertainties to be important to understanding our business:

- On April 30, 2010, the United States Consumer Product Safety Commission ("CPSC") announced the Recall concerning approximately 500,000 units of our ChargeSource 90-watt universal AC power adapter sold to our distributer, Targus Group International, Inc. ("Targus") from June 2009 through March 2010. We estimate that approximately 400,000 of the affected units are in the hands of consumers and the remaining affected units are currently in the distribution channel. We have established a recall website and hotline to enable consumers to determine if they have a unit subject to the Recall. We have established a process to replace and repair the affected units. Due to the Recall, we accrued a $4.0 million charge to cost of revenue in the fourth quarter of fiscal 2010 as an estimate of the cost to replace the affected units and $0.6 million related to selling, general and administrative costs expected to be incurred related to the Recall. Actual amounts may differ materially from our current estimates based on many factors, including the number of qualifying 90-watt universal power adapters returned to Comarco by Targus and their customers, primarily consumer electronics retailers and end-user consumers in connection with the Recall. Also, the estimate is based on Comarco's assessment of Targus' and Comarco's respective obligations regarding returned product. Targus and Comarco have not reached full agreement with respect to such matters and adverse developments with respect to such matters could materially increase the costs of the Recall to Comarco.

Comarco's revenue for the quarter ended April 30, 2010, from the sale of its legacy or "Bronx" product significantly declined from prior periods. As Comarco continues to transition from Bronx sales to sales of its new "Slim and Light" or "Manhattan" product, Comarco anticipates that future revenue from the Bronx product will be modest.

In an abundance of caution, during the later part of the first quarter of fiscal 2011, Comarco ceased production and shipping of its Manhattan product to allow it time to verify that the product did not contain defects similar to the one which caused the Recall. Comarco has successfully completed its verification process and is again manufacturing and shipping Manhattan units. As a result of the temporary cessation of manufacturing and shipping of Manhattan products and the significant decline in Bronx sales which occurred during the first quarter of fiscal 2011, Comarco's sales to Targus for the quarter ended April 30, 2010 were adversely affected.

As a result of the Recall, many important factors, risks and uncertainties may cause us to incur costs in excess of the reserves we established as a result of the Recall, and in addition, may negatively impact our business and results of operations, including, but not limited to: the assumptions underlying our estimates concerning the costs and expenses that we expect to incur as a result of the Recall may turn out to be incorrect and we may incur costs and expenses beyond such estimates; the possibility that costs and expenses may result from litigation, arbitration or other adverse proceedings related to the Recall; the risk that demand or orders for our products may be adversely impacted by the Recall; the risk that our key customers may cancel orders, change order quantities or delay order delivery dates as a result of the Recall or otherwise; reputational harm which may result from the Recall; the fact that we rely on a limited number of contract manufacturers and component suppliers and delays or disruptions in their production of our products or in the components that go into such products would adversely impact our results of operations and financial condition; and other factors, including factors outside of our control.

- On June 30, 2009, we announced that we were selected by Dell Inc. to provide an innovative 90 watt DC adapter for use in automobiles and airplanes. We currently expect to start shipping this product during the second quarter of fiscal 2011.

- On March 16, 2009, we entered into the Targus Agreement with Targus. We began shipments to Targus under this agreement during the second quarter of fiscal 2010. The product offerings for Targus include the following:

  - A programmable AC adapter that connects easily to a standard wall plug and includes up to 10 SmartTips® and a DC cable that supports charging two devices simultaneously.
  - A programmable AC adapter that includes both input and output cables (AC or AC/DC) and up to 10 SmartTips®.

During fiscal 2010, sales to Targus accounted for 71% of our revenue and we expect that Targus will continue to represent a large percentage of our future revenue. Any adverse change in our relationship with Targus would adversely impact our revenues and our results of operations.

- In late January 2008, we began volume production of a small form factor 90-watt AC/DC standalone power adapter designed to the stringent specifications of Lenovo, a leading notebook computer OEM. This innovative product is currently being marketed and sold as an OEM-branded aftermarket accessory. During the third quarter of fiscal 2010, we began shipments to Lenovo of our newest generation of our "Slim and Light" product.
- Revenue for fiscal 2010 increased significantly to $26.4 million compared to $13.5 million for fiscal 2009. The increase is attributable to shipments to Targus under the Targus Agreement.
- The fiscal 2009 level of sales was insufficient to fully absorb our fixed supply chain overhead, resulting in negative gross margins and we did not generate positive gross margins on the sale of our ChargeSource® products until the second quarter of fiscal 2010, when our sales levels increased and fully absorbed our fixed supply chain overhead. Our future is highly dependent on our ability to sell our products at a profit and our ultimate return to overall profitability. The Company remains focused on efforts to drive further increases in sales in order to absorb our fixed operating costs and to become profitable. Our ability to drive increased sales is dependent upon a number of factors, including, among others:
  - Our ability to timely deliver existing, new and enhanced products meeting our customers' required specifications in sufficient quantities to satisfy demand of our customers including, but not limited to, the development and release for manufacture of certain AC and AC/DC standalone power adapter products designed to address the requirements of our retail and OEM accessories channels;
  - Securing additional OEM partners; and
  - Market and customer acceptance of our new products that began shipping in the third quarter of fiscal 2010.
- Our ChargeSource® products are based on proprietary patented construction technology that enables the production of slim and light power sources for many rechargeable mobile devices from standard wall outlets, as well as power outlets in airplanes, cars, and other modes of transportation.
- Our ability to timely obtain sufficient quantities of products meeting our customers' required specifications from our third party contract manufacturers and our ability to reduce our unit costs for such products. Reducing our product costs is important to our continuing efforts to improve our margins and we are continually in negotiations with our contract manufacturers in this regard.
- We are focused on preserving our cash balances by monitoring expenses, identifying costs savings, and investing only in those development programs and products that we believe will most likely contribute to our profitability.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to apply accounting policies and make certain estimates and judgments. All of our significant accounting policies are presented in Note 2 of the notes to the Consolidated Financial Statements in Item 8 of this report. Of our significant accounting policies, we believe the following are the most significant and involve a higher degree of uncertainty, subjectivity, and judgments. These policies involve estimates and judgments that are inherently uncertain. Changes in these estimates and judgments may significantly impact our annual and quarterly operating results.

Revenue Recognition

We recognize product revenue upon shipment provided there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectibility is probable. Generally, our products are shipped FOB named point of shipment, whether it is Lake Forest, our corporate headquarters, or China, the shipping point of our contract manufacturers.

Stock-based Compensation

We recognize compensation costs for all stock-based awards made to employees and directors. The fair value of stock based awards is estimated on the date of grant, and is recognized as expense ratably over the requisite service period. We currently use either a Lattice Binomial or the Black-Scholes option-pricing model to estimate the fair value of our share-based payments. Both the Lattice Binomial and the Black-Scholes option-pricing model are based on a number of assumptions, including expected volatility, expected forfeiture rates, expected life, risk-free interest rate and expected dividends. The prevailing difference between the two models is the Lattice Binomial model's ability to enhance the simple assumptions that underlie the Black-Sholes model. The Lattice Binomial model allows for assumptions such as risk-free rate of interest, volatility and exercise rate to vary over time reflecting a more realistic pattern of economic and behavioral occurrences. If the assumptions change under either model, stock-based compensation may differ significantly from what we have recorded in the past.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits and related terms based upon payment history and the customer's current credit worthiness. We continually monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse effect on the collectibility of our accounts receivable and our future operating results.

Specifically, our management must make estimates of the collectibility of our accounts receivable. Management analyzes specific customer accounts and establishes reserves for uncollectible receivables based upon specific identification of account balances that have indications of uncertainty of collection. Indications of uncertainty of collections may include the customer's inability to pay, customer dissatisfaction, or other factors. Significant management judgments and estimates must be made and used in connection with establishing the allowance for doubtful accounts in any accounting period. Material differences may result in the amount and timing of our losses for any period if management made different judgments or utilized different estimates.

Valuation of Inventory

We value inventory at the lower of the actual cost to purchase and/or manufacture the inventory (calculated on average costs, which approximates first-in, first-out basis) or market value. We regularly review inventory quantities on hand and record a write down of excess and obsolete inventory based primarily on excess quantities on hand based upon historical and forecasted component usage. As demonstrated during prior periods, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. In the future, if our inventory were determined to be overvalued, we would be required to recognize such costs in our cost of revenue at the time of such determination. Therefore, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our operating results.

Income Taxes

We are required to estimate our provision for income taxes in each of the tax jurisdictions in which we conduct business. This process involves estimating our actual current tax expense in conjunction with the evaluation and measurement of temporary differences resulting from differing treatment of certain items for tax and accounting purposes. These temporary timing differences result in the establishment of deferred tax assets and liabilities, which are recorded on a net basis and included in our consolidated balance sheets. We then assess on a periodic basis the probability that our net deferred tax assets, if any, will be recovered. If after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the net deferred tax assets will not be recovered, a valuation allowance is provided with a corresponding charge to tax expense to reserve the portion of the deferred tax assets which are estimated to be more likely than not to be realized.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any required valuation allowance. We continue to maintain a full valuation allowance on the entire deferred tax asset balance. This valuation allowance was established based on management's overall assessment of risks and uncertainties related to our future ability to realize, and hence, utilize certain deferred tax assets, primarily consisting of net operating loss carry forwards and temporary differences. Due to the current and prior years' operating losses, the adjusted net deferred tax assets remained fully reserved as of January 31, 2010.

Valuation of Long-Lived Assets

We evaluate long-lived assets used in operations when indicators of impairment, such as reductions in demand or significant economic slowdowns that negatively impact our customers or markets, are present. Reviews are performed to determine whether the carrying value of assets is impaired based on comparison to the undiscounted expected future cash flows. If the comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using a weighted average of the market approach and the discounted expected future cash flows using a discount rate based upon our cost of capital. Impairment is based on the excess of the carrying amount over the fair value of those assets. Significant management judgment is required in the forecast of future operating results that is used in the preparation of expected discounted cash flows. It is reasonably possible that the estimates of anticipated future net revenue, the remaining estimated economic life of the products and technologies, or both, could differ from those used to assess the recoverability of these assets. In that event, additional impairment charges or shortened useful lives of certain long-lived assets could be required.

Warranty Costs

We provide limited warranties for ChargeSource® products for a period generally not to exceed 24 months. We accrue for the estimated cost of warranties at the time revenue is recognized. The accrual is a fixed rate which is consistent with our actual claims experience. Should actual warranty claim rates differ from our estimates, revisions to the liability would be required.

During, the fourth quarter of fiscal 2010, we recorded an accrual of $4.6 million related to the Recall. Significant management judgments and estimates have been made to determine the amount of the Recall accrual. Any significant changes in the actual number of Recall returns compared to the estimated number of returns or in the actual costs of any the items that have been estimated, which includes our cost to repair the units as well as transportation costs, communication, fulfillment, professional and administrative services, could have a significant impact on our operating results.

Results of Operations—Continuing Operations

The following tables set forth certain items as a percentage of revenue from our audited consolidated statements of operations for fiscal 2010 and 2009:

	Years Ended January 31,				2010 over 2009 % Change
	2010		2009		
	(In thousands)				
		% of Revenue		% of Revenue	
Revenue	$ 26,425	100%	$ 13,521	100%	95%
Operating loss	$ (8,956)		$ (13,187)		
Net loss from continuing operations	$ (8,200)		$ (9,699)		

	Years Ended January 31,		2010 over 2009 % Change
	2010	2009	
	(In thousands)		
Revenue:			
North America	$ 18,361	$ 473	3,782%
Europe	330	2,050	(84%)
Asia – Pacific	7,734	10,998	(30%)
	$ 26,425	$ 13,521	95%

	Years Ended January 31,		2010 over 2009 % Change
	2010	2009	
	(In thousands)		
Revenue:			
Lenovo	$ 7,418	$ 11,033	(33%)
Trust	123	1,211	(90%)
Kensington	80	981	(92%)
Tumi	—	293	(100%)
Targus	18,801	—	—
Other	3	3	—
	$ 26,425	$ 13,521	95%

Revenue

The fiscal 2010 increase in revenue of $12.9 million is attributable to increases in revenue relating to shipments to Targus commencing during the second quarter of fiscal 2010, offset by a decrease in revenue earned from sales to Lenovo. In June 2009, we began shipping a 90-watt AC adapter to Targus under the Targus Agreement. Revenue for fiscal 2010 also includes initial shipments of the Company's new retail "Slim and Light" power adapter to Lenovo which commenced late in the third quarter of the current fiscal year. The overall number of units shipped to Lenovo decreased during fiscal 2010 compared the prior fiscal year due to anticipation of the launch of the "Slim and Light" resulting in declining revenue attributable to Lenovo compared to the prior fiscal year.

Cost of Revenue and Gross Margin

	Years Ended January 31,				2010 over 2009 % Change
	2010		2009		
	(In thousands)	% of Total		% of Total	
Cost of Revenue:					
Product costs	$ 19,664	78%	$ 12,119	80%	62%
Accrued product recall costs	3,954	16%	—	—	—
Under-absorption of fixed supply chain overhead	872	4%	1,241	8%	(30%)
Inventory reserve and scrap charges	351	1%	1,507	10%	(77%)
Freight, expedite, and other charges	249	1%	222	2%	12%
	$ 25,090	100%	$ 15,089	100%	66%

	Years Ended January 31,		2010 over 2009 ppt Change
	2010	2009	
Combined gross margin	5%	(12%)	17

The fiscal 2010 increase in cost of revenue of $10.0 million compared to fiscal 2009 is primarily attributable to the 95 percent volume increase in revenue and to the accrual we established as a result of the Recall. The Company did not generate a positive gross margin on the sale of its ChargeSource® products until the second quarter of fiscal 2010 and gross margins improved with the introduction of the 90-watt AC product sold to Targus. The margins for products distributed into retail channels through our exclusive relationship with Targus are higher when compared to products developed for OEM customers due to certain design requirements of our OEM customers. Additionally, as revenues increased, combined gross margin improved in fiscal 2010 compared to fiscal 2009, as the Company was better able to absorb its fixed manufacturing overhead.

As previously discussed, we announced a voluntary product safety recall of approximately 500,000 units of our ChargeSource 90-watt universal AC power adapter sold to our distributer, Targus. Included in the cost of revenue recorded in the fourth quarter of fiscal 2010, is an accrual for the estimated product costs associated with the Recall of $4.0 million. No similar costs were incurred in the prior fiscal year.

Inventory reserve and scrap charges of $0.4 million were recorded in fiscal 2010 primarily related to engineering design changes incurred during the development of our newly released products as well as reserves for component inventory used in legacy product. Inventory reserves of $1.5 million were recorded during the fourth quarter of fiscal 2009 due to reduced demand for legacy products as well as excess material purchased subsequent to the receipt of a customer purchase order which the customer later canceled during the fourth quarter of fiscal 2009.

Operating Costs and Expenses

	Years Ended January 31,						2010 over 2009 % Change
	2010			2009			
	(In thousands)						
			% of Revenue			% of Revenue	
Operating expenses:							
Selling, general, and administrative expenses, excluding corporate overhead	$	2,150	8%	$	2,988	22%	(28%)
Corporate overhead		4,426	17%		5,788	43%	(24%)
Engineering and support expenses		3,715	14%		2,843	21%	31%
	$	10,291	39%	$	11,619	86%	(11%)

As revenue has increased for the year ended January 31, 2010 compared to the prior fiscal year presented, selling, general, and administrative expenses, corporate overhead expenses, and engineering and support expenses all represented a smaller percentage of revenue than in the prior year. The fixed cost structure of our business had been maintained in support of the expected future business.

The fiscal 2010 decrease in selling, general and administrative expenses of $0.8 million compared to fiscal 2009 relates primarily to decreased legal fees related to the iGo litigation, which was dismissed during the second quarter of fiscal 2010. The legal fees incurred in fiscal 2010 were $1.4 million less than in the prior fiscal year. Partially offsetting the decrease in legal fees were increased expenses of $0.4 million and $0.1 million, respectively, relating to increased personnel costs, as we added product managers and consultants to assist with the growth of our business and increased rent expense, as the sales department has a larger allocation of total occupancy expense in fiscal 2010. Additionally, in the current fiscal year we recorded a bad debt expense of $0.1 million.

Corporate overhead consists of salaries and other personnel-related expenses of our accounting and finance, human resources and benefits, and other administrative personnel, as well as professional fees, directors' fees, and other costs and expenses attributable to being a public company. When expressed as a percentage of revenue, corporate overhead decreased to 17 percent in fiscal 2010 compared to 43 percent in fiscal 2009. The decrease of $1.4 million for the year ended January 31, 2010 relates to $0.9 million of non-recurring severance costs incurred in fiscal 2009 as well as decreased consulting fees of $0.3 million compared to the same period of fiscal 2009. Additionally, the allocation of total occupancy costs decreased by $0.4 million in fiscal 2010 compared to fiscal 2009 and public company expenses have decreased by $0.2 million relating primarily to reduced audit fees and Sarbanes-Oxley consulting fees and board member costs. Offsetting these decreases are accruals for legal and professional fees totaling $0.6 million recorded in the fourth quarter of fiscal 2010 related to the Recall.

Engineering and support expenses generally consist of salaries, employer paid benefits, and other personnel related costs of our engineers and testing personnel, as well as facility and IT costs, professional and consulting fees, lab costs, material usages, and travel and related costs incurred in the development and support of our products. The fiscal 2010 increase in engineering and support costs includes approximately $0.7 million and $0.3 million, respectively, in increased personnel costs and material usage and lab fees in support of our on-going efforts to develop new products for our retail and OEM accessories channels.

Other Income (Loss), Net

Other income (loss), net, consists primarily of interest income earned on invested cash balances offset by interest expense related to our credit facility. During fiscal 2010, we earned $73,000 in interest income but incurred $74,000 in interest expense and loan origination fees related to our credit facility. In fiscal 2009, we did not have our current credit facility in place and therefore we incurred no interest expense, but earned $113,000 in interest income.

Income Tax Benefit

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any required valuation allowance. We continue to maintain a full valuation allowance on the entire deferred tax asset balance. This valuation allowance was established based on management's overall assessment of risks and uncertainties related to our future ability to realize, and hence, utilize certain deferred tax assets, primarily consisting of net operating loss carry forwards and temporary differences. Due to the current and prior years' operating losses, the adjusted net deferred tax assets remained fully reserved as of January 31, 2010.

During fiscal 2010, the Company recorded a net loss of $7.4 million and recorded an income tax benefit of $264,000 on a combined basis. The net deferred tax asset of $12.8 million, $1.8 million of which relates to net operating losses created in fiscal 2010, at January 31, 2010 continues to be fully reserved.

During fiscal 2009, we recorded a net loss of $4.5 million and did not record any income tax benefit, on a combined basis. The net deferred tax asset of $8.8 million, $2.0 million of which relates to net operating losses created in fiscal 2009 was fully reserved.

Discontinued Operations, net of income taxes

Income from Discontinued Operations – Call Box
(in thousands except change)

	Years Ended January 31,		Year over Year
	2010	2009	% Change
Revenues	$ —	$ 3,680	(100%)
Income (loss) from discontinued operations:			
Gain on sale, net of income taxes of $0 and $192	$ —	$ 298	(100%)
Income (loss) from discontinued operations, before taxes	(25)	1,148	(102%)
Income tax (expense) benefit	10	(450)	(102%)
Total income (loss) from discontinued operations	$ (15)	$ 996	(102%)

The sale of the Call Box business was completed on July 10, 2008, which resulted in a pre-tax gain of $490,000. The Company historically allocated certain fixed manufacturing costs, indirect engineering costs, and corporate overhead based upon analysis of actual percentage share of Company costs and expenses to each of its three businesses. The ChargeSource® business now reflects allocations of the amounts previously allocated to the Call Box business segment.

The fiscal 2010 pre-tax loss from the call box discontinued operations incurred in fiscal 2010 of $25,000 relates primarily to adjustments to the assets acquired and liabilities assumed by Case Systems, Inc., the buyer of the Call Box business segment.

Income from Discontinued Operations - Wireless Test Solutions
(in thousands except change)

	Years Ended January 31, 2010	2009	Year over Year % Change
Revenues	$ —	$ 13,628	(100%)
Income from discontinued operations:			
Gain on sale, net of income taxes of $495 and $2,309	$ 781	$ 3,582	(78%)
Income from discontinued operations, before taxes	20	1,079	(98%)
Income tax expense	(8)	(423)	(98%)
Total income from discontinued operations	$ 793	$ 4,238	(81%)

The sale of the wireless test solutions business was completed on January 6, 2009, which resulted in a pre-tax gain of $5.9 million.

The aggregate purchase price paid to Comarco in connection with the transaction was $12,750,000 in cash, with $1,275,000 of the proceeds placed in escrow for one year from the closing date as security for general indemnification rights. The proceeds placed in escrow were released in January 2010.

Liquidity and Capital Resources

The following table is a summary of our Consolidated Statements of Cash Flows:

	Years Ended January 31, 2010	2009
	(In thousands)	
Cash provided by (used in):		
Operating activities	$ (4,480)	$ (2,984)
Investing activities	(494)	117
Financing activities	957	—

Operating Activities

The cash used in operating activities during fiscal 2010 of $4.5 million relates to our net loss from continuing operations of $8.2 million, offset by cash provided from discontinued operations of $0.8 million. Additionally, accounts receivable increased by $7.7 million due to increased sales in fiscal 2010. These uses of cash are offset by non-cash depreciation, increases in accrued liabilities, and stock based compensation of $0.8 million, $9.0 million, and $0.3 million, respectively.

In conjunction with the Recall, the Company has accrued a $4.0 million charge to cost of revenue in the fourth quarter of fiscal 2010 as an estimate of the cost to replace the affected units and $0.6 million related to selling, general and administrative costs expected to be incurred related to the Recall.

Our methodology for estimating the costs associated with the Recall involved estimating future costs to be incurred to replace the recalled adapters based on expected returns and estimated costs to conduct the Recall, particularly communication, replacement, and transportations costs. Our replacement and transportation cost estimates include costs for component parts and labor; we also obtained third party cost quotes for communication, fulfillment and administration services. Our current assumption is that approximately 10 percent of total units sold which are impacted by the Recall will be replaced and all of the units in the distribution channel will be replaced. To help understand the relative impact of the return rate assumption, a 10 percent point increase in the return rate would increase the estimated Recall costs by approximately $1.2 million. We expect our cash outlays associated with the Recall to be financed from our existing cash balances and credit facility. There can be no assurance that we will not incur expenses for the Recall in excess of the reserves which we have estimated for the Recall.

The cash used in operating activities during fiscal 2009 of $3.0 million relates to our net loss from continuing operations of $9.7 million, offset by cash provided from discontinued operations of $8.9 million. Additionally, accounts receivable and inventory increased by $2.4 million and $2.3 million, respectively, due to increased sales in fiscal 2009. These uses of cash are offset by non-cash depreciation, inventory reserves, and stock based compensation of $1.0 million, $1.5 million, and $0.2 million, respectively.

Cash Flows from Investing Activities

During fiscal 2010, we spent $0.6 million in capital equipment purchases, primarily tooling and other equipment used by our contract manufacturers and engineers for the manufacture and design of our ChargeSource® products. Additionally, the $77,000 certificate of deposit which was security for our letter of credit was eliminated and replaced by a letter of credit secured by our line of credit with Silicon Valley Bank ("SVB").

During fiscal 2009, we spent $0.5 million in capital equipment purchases, primarily tooling and other equipment used by our contract manufacturers and engineers for the manufacture and design of our ChargeSource® products. Additionally, pursuant to the terms of the lease of our corporate office, the certificate of deposit which is security for our letter of credit was reduced from $250,000 to $77,000.

Cash Flows from Financing Activities; Credit Facility

During fiscal 2010, we borrowed $1.0 million against our credit facility with SVB. We had no cash flows from financing activities in fiscal 2009.

During 1992, our Board of Directors authorized a stock repurchase program of up to 3.0 million shares of our common stock. From program inception through January 31, 2009, we repurchased approximately 2.7 million shares for an average price of $8.20 per share. During fiscal 2010 we did not repurchase any shares. During the fourth quarter of fiscal 2010, the Board of Directors terminated this program.

We had a letter of credit from U.S. Bank in the amount of $77,000 secured by a certificate of deposit which matured on May 1, 2009, which was reflected as restricted cash on the January 31, 2009 consolidated balance sheet.

On February 11, 2009, the Company entered into a Loan and Security Agreement with SVB (the "Loan Agreement"). The Loan Agreement was subsequently amended on February 8, 2010. The credit facility matures, and any outstanding principal balance is payable in full, on February 10, 2011. Subject to certain adjustments if we do not maintain certain financial ratios, we pay interest on the outstanding principal balance under the Loan Agreement at a floating rate of 1.5% above SVB's "prime rate;" provided that our interest rate in effect on any day shall not be less than 5.5% per annum.

Under the First Amendment to the Loan Agreement, the Company may borrow up to (a) the lesser of (i) $10,000,000 or (ii) 80 percent of the Company's eligible accounts receivable minus (b) the amount of any outstanding principal balance of any advances made by SVB under the Loan Agreement. The Company must maintain a quick ratio of 1.5 to 1.0 as its primary financial covenant and must also comply with certain monthly reporting covenants. As of the date of filing this report on Form 10-K, the Company has borrowed $1.0 million under this Loan Agreement. As of January 31, 2010, the Company was in compliance with the covenants in the Loan Agreement and had $3.2 million in remaining unused borrowing availability.

Liquidity Requirements for the Next 12 Months

As of January 31, 2010, our working capital was $8.5 million. We currently believe that our existing cash and cash equivalent balances, as well as our existing credit facility will provide us sufficient funds to satisfy our cash requirements as our business is currently conducted for at least the next 12 months. In addition to our cash and cash equivalent balances, we expect to derive a portion of our liquidity from our cash flows from operations. As discussed above, certain factors and events could negatively affect our cash flows from operations, including:

- In the event that any of our significant customers are unable to perform due to their inability to take delivery of the ordered products and/or pay for such products in a timely manner, we would be required to establish alternative distribution channels. Such significant change would negatively impact our revenue, operating results, and cash flows.

- Should the actual Recall costs incurred exceed the amounts that have been accrued in the fourth quarter of fiscal 2010, our operating results and cash flows would be negatively impacted.
- Should one or more of our contract manufacturers of our ChargeSource® products become unable to manufacture our products at the level currently anticipated, our operating results and cash flows would be negatively impacted.

We are focused on preserving our cash balances by monitoring expenses, identifying cost savings, and investing only in those development programs and products that we believe will most likely contribute to our profitability. As we execute on our current strategy, however, we may require further debt and/or equity capital to fund our working capital needs. In particular, we have experienced, and anticipate that we may experience a negative operating cash flow in the future. We may attempt to raise additional funds through public or private debt or equity financings if such financings become available on acceptable terms, or we may seek working capital financing through the extension of additional credit. We cannot be certain that any additional financing we may need will be available on terms acceptable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of opportunities, develop new products or otherwise respond to competitive pressures, and our operating results and financial condition could be adversely affected.

Contractual Obligations

In the course of our business operations, we incur certain commitments to make future payments under contracts such as operating leases and purchase orders. Payments under these contracts are summarized as follows as of January 31, 2010 (in thousands):

	Payments due by Period				
Long Term Debt Obligations	**Less than 1 year**	**1 to 3 years**	**3 to 5 years**	**More than 5 years**	**Total**
Operating lease obligations	$ 386	$ 221	$ —	$ —	$ 607
Less: sublease income	(184)	(107)	—	—	(291)
Purchase obligations	11,958	—	—	—	11,958
	$ 12,160	$ 114	$ —	$ —	$ 12,274

We generally issue purchase orders to our suppliers with delivery dates from four to six weeks from the purchase order date. In addition, we regularly provide significant suppliers with rolling six-month forecasts of material and finished goods requirements for planning and long-lead time parts procurement purposes only. We are committed to accepting delivery of materials pursuant to our purchase orders subject to various contract provisions that allow us to delay receipt of such order or allow us to cancel orders beyond certain agreed lead times. Such cancellations may or may not include cancellation costs payable by us. In the past, we have been required to take delivery of materials from our suppliers that were in excess of our requirements and we have previously recognized charges and expenses related to such excess material. If we are unable to adequately manage our suppliers and adjust such commitments for changes in demand, we may incur additional inventory expenses related to excess and obsolete inventory. Such expenses could have a material adverse effect on our business, results of operations, and financial position. Our fixed purchase commitments at January 31, 2010 totaled $12.0 million.

In addition to the amounts shown in the table above, we have unrecognized tax benefits in the amount of $0.5 million which we are uncertain as to if or when such amounts may be settled.

We have severance compensation agreements with several key executives. These agreements require us to pay these executives, in the event of a termination of employment following a change of control of the Company, approximately 12 months of their then current annual base salary and the amount of any bonus amount the executive would have achieved for the current year. The exact amount of this contingent obligation is not known and accordingly has not been recorded in the consolidated financial statements.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162" (the "Codification") (ASC Topic 105). The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than SEC guidance for publicly-traded companies) is considered non-authoritative. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. As a result of the adoption of this pronouncement, references are made to the Codification as the sole source of authoritative literature. The adoption of the Codification had no impact on the Company's financial condition, results of operations or cash flows.

In May 2009, the FASB established general standards for accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. The pronouncement required the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued. On February 24, 2010, the FASB amended this standard whereby SEC filers, like the Company, are required by GAAP to evaluate subsequent events through the date its financial statements are issued, but are no longer required to disclose in the financial statements that the Company has done so or disclose the date through which subsequent events have been evaluated.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

We are exposed to the risk of changes in currency exchange rates. As of January 31, 2010, we had no material accounts receivable denominated in foreign currencies. Our standard terms require customers to pay for our products in U.S. dollars. To the extent we enter into orders denominated in foreign currencies, we may limit our exposure to losses from foreign currency transactions through forward foreign exchange contracts. To date, sales denominated in foreign currencies have not been significant and we have not entered into any foreign exchange contracts.

Interest Rate Sensitivity

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we have invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline in value. To minimize this risk, we maintain a significant portion of our cash balances in money market funds. In general, money market funds are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate.

We do not hold any derivative financial instruments.

Our cash and cash equivalents have maturity dates of three months or less and the fair value approximates the carrying value in our consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

COMARCO, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Comarco, Inc.
Lake Forest, California:

We have audited the accompanying consolidated balance sheets of Comarco, Inc. (the "Company") as of January 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. We have also audited the information in the schedule listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Comarco, Inc. at January 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the information in the schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Costa Mesa, California
May 3, 2010

COMARCO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	January 31,	
	2010	**2009**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,127	$ 14,144
Accounts receivable, net of reserves of $136 and $14	11,489	3,974
Inventory, net of reserves of $1,650 and $1,488	935	1,232
Other current assets	280	862
Total current assets	22,831	20,212
Property and equipment, net	1,072	1,279
Restricted cash	—	77
Total assets	$ 23,903	$ 21,568
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,134	$ 1,501
Accrued liabilities	12,212	3,178
Line of credit	1,000	—
Total current liabilities	14,346	4,679
Tax liability	33	86
Deferred rent, net of current portion	63	182
Total liabilities	14,442	4,947
Commitments, Contingencies, and Subsequent Events		
Stockholders' Equity:		
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued or outstanding at January 31, 2010 and 2009, respectively	—	—
Common stock, $0.10 par value, 50,625,000 shares authorized; 7,326,569 shares issued and outstanding at January 31, 2010 and 2009, respectively	733	733
Additional paid-in capital	14,967	14,705
Retained earnings (accumulated deficit)	(6,239)	1,183
Total stockholders' equity	9,461	16,621
Total liabilities and stockholders' equity	$ 23,903	$ 21,568

The accompanying notes are an integral part of these consolidated financial statements.

COMARCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended January 31,	
	2010	2009
Revenue	$ 26,425	$ 13,521
Cost of revenue	25,090	15,089
Gross profit (loss)	1,335	(1,568)
Selling, general, and administrative expenses	6,576	8,776
Engineering and support expenses	3,715	2,843
	10,291	11,619
Operating loss	(8,956)	(13,187)
Other income (loss), net	(1)	113
Loss from continuing operations before income taxes	(8,957)	(13,074)
Income tax benefit	757	3,375
Net loss from continuing operations	(8,200)	(9,699)
Income from discontinued operations, net of income taxes	778	5,234
Net loss	$ (7,422)	$ (4,465)
Basic and diluted income (loss) per share:		
Net loss from continuing operations	$ (1.12)	$ (1.32)
Net income from discontinued operations	0.11	0.71
	$ (1.01)	$ (0.61)
Weighted average common shares outstanding:		
Basic	7,327	7,327
Diluted	7,327	7,327
Common shares outstanding	7,327	7,327

The accompanying notes are an integral part of these consolidated financial statements.

COMARCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance at February 1, 2008, 7,326,569 shares	$ 733	$ 14,434	$ 5,648	$ 20,815
Net loss	—	—	(4,465)	(4,465)
Stock based compensation expense	—	271	—	271
Balance at January 31, 2009, 7,326,569 shares	$ 733	$ 14,705	$ 1,183	$ 16,621
Net loss	—	—	(7,422)	(7,422)
Stock based compensation expense	—	262	—	262
Balance at January 31, 2010, 7,326,569 shares	$ 733	$ 14,967	$ (6,239)	$ 9,461

The accompanying notes are an integral part of these consolidated financial statements.

COMARCO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended January 31,	
	2010	**2009**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss from continuing operations	$ (8,200)	$ (9,699)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities:		
Depreciation	772	978
Loss on sale/retirement of property and equipment	6	24
Loan origination fees	43	—
Stock based compensation expense	262	240
Provision for doubtful accounts receivable	150	14
Provision for obsolete inventory	162	1,469
Changes in operating assets and liabilities:		
Accounts receivable	(7,665)	(2,413)
Inventory	135	(2,262)
Other assets	582	(9)
Accounts payable	(367)	850
Tax liability	(53)	—
Deferred rent, net of current portion	(119)	(391)
Accrued liabilities	9,034	(648)
Net cash used in continuing operating activities	(5,258)	(11,847)
Net cash provided by discontinued operating activities	778	8,863
Net cash used in operating activities	(4,480)	(2,984)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sales of property and equipment	—	40
Purchases of property and equipment	(571)	(492)
Decrease in restricted cash	77	173
Net cash used in continuing investing activities	(494)	(279)
Net cash provided by discontinued investing activities	—	396
Net cash provided by (used in) investing activities	(494)	117
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit	1,000	—
Loan origination fees	(43)	—
Net cash provided by financing activities	957	—
Net decrease in cash and cash equivalents	(4,017)	(2,867)
Cash and cash equivalents, beginning of year	14,144	17,011
Cash and cash equivalents, end of year	$ 10,127	$ 14,144
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 31	$ —
Cash paid for income taxes, net of refunds	$ —	$ 19

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Comarco, Inc., through its subsidiary Comarco Wireless Technologies, Inc. (collectively, "we," "Comarco," or the "Company"), is a leading designer and manufacturer of standalone mobile power adapters used to power and charge notebook computers, mobile phones, BlackBerry® smartphones, iPods®, and many other portable, rechargeable handheld devices. Our operations consist solely of the operations of Comarco Wireless Technologies, Inc. ("CWT"), which was incorporated in the state of Delaware in September 1993. Comarco, Inc. is a California corporation whose common stock has been publicly traded since 1971 when it was spun-off from Genge Industries, Inc.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Comarco, Inc. and CWT. All material intercompany balances, transactions, and profits have been eliminated.

Future operations, Liquidity and Capital Resources

The Company has experienced substantial pre-tax losses from operations for fiscal 2010 and 2009 totaling $9.0 million and $13.1 million, respectively. Further, the Company did not generate positive gross margin on the sale of its ChargeSource® products until the second quarter of fiscal 2010. The Company's future is highly dependent on its ability to sell its products at a profit and its ultimate return to overall profitability. To accomplish this, the Company must increase the sales volumes of its current and newly designed ChargeSource® products to appropriately absorb fixed administrative and contract manufacturing overhead. The Company believes that it has begun to address this concern with its Strategic Product Development and Supply Agreement with Targus Group International, Inc. ("Targus") dated March 16, 2009, pursuant to which the Company began shipment of ChargeSource® products to Targus during the second quarter of fiscal 2010. Further, the Company has continued its negotiations with its contract manufacturers and other suppliers to reduce unit costs. Although certain cost reductions have been achieved, the Company continues to vigilantly compare component prices and availability among approved vendors in its efforts to achieve profitability objectives, as the pricing, availability and sourcing of components remain challenging as can be the case with many technology products. The inability of the Company to successfully achieve these objectives will have a material adverse effect on the Company's operations and financial condition.

The Company had working capital totaling approximately $8.5 million at January 31, 2010. Management of the Company believes that the Company's available capital resources, including the Company's existing credit facility, will be sufficient to meet the Company's expected working capital and capital expenditure requirements as the Company's business is currently conducted for at least the next 12 months. As the Company executes on its current strategy, however, it may require further debt and/or equity capital to fund its working capital needs. Additionally, our estimates for the costs of the product safety recall may be less than the actual costs incurred. The current U.S. capital markets remain relatively illiquid. The inability to access these funds when needed could have a material adverse effect on the Company's operations and financial condition.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the years reported. Actual results could materially differ from those estimates.

Certain accounting principles require subjective and complex judgments to be used in the preparation of financial statements. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. Such estimates and assumptions include, but are not specifically limited to, those required in the assessment of the impairment of long-lived assets, allowance for doubtful accounts, reserves for inventory obsolescence, reserves for estimated warranty costs including product recall costs, valuation allowances for deferred tax assets, and determination of stock-based compensation.

During the fourth quarter of fiscal 2010, the Company recorded an accrual of $4.6 million related to a product safety recall (the "Recall") announced during the first quarter of fiscal 2011. Our methodology for estimating the recall costs involved estimating future costs to be incurred to replace the recalled adapters based on expected returns and the costs to conduct the recall, particularly communication, replacement, and transportations costs. Our replacement and transportation cost estimates include costs for component parts and labor; we also obtained third party cost quotes for communication, fulfillment and administration services. Our current assumption is that approximately 10 percent of total units sold which are impacted by the Recall will be replaced and all of the units in the distribution channel will be replaced. To help understand the relative impact of the return rate assumption, a 10 percentage point increase in the return rate would increase the estimated recall costs by approximately $1.2 million. We expect our cash outlays associated with this product safety recall to be financed from our existing cash balances and credit facility. However, our estimate for the costs of the Recall may be less than the actual costs incurred which would have a material adverse effect on the Company's operations and financial condition.

Revenue Recognition

Revenue from product sales is recognized upon shipment of products provided there are no uncertainties regarding customer acceptance, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectibility is probable. Generally, the Company's products are shipped FOB named point of shipment, whether it is Lake Forest, the Company's corporate headquarters, or China, the shipping point for the Company's contract manufacturers.

Cash and Cash Equivalents

All highly liquid investments with remaining maturity dates of three months or less when acquired are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements. Cash and cash equivalents are generally maintained in uninsured accounts, typically Eurodollar deposits with daily liquidity, which are subject to investment risk including possible loss of principal invested.

Inventory

Inventory is valued at the lower of cost (calculated on average cost, which approximates first-in, first-out basis) or market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Additions, improvements, and major renewals are capitalized; maintenance, repairs, and minor renewals are expensed as incurred. Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the property and equipment. The expected useful lives of office furnishings and fixtures are five to seven years, and of equipment and purchased software are two to five years. The expected useful life of leasehold improvements, which is included in office furnishings and fixtures, is the lesser of the term of the lease or five years.

Research and Development Costs

Research and development costs are charged to expense as incurred and are included in engineering and support costs. During fiscal 2010 and 2009, the Company incurred approximately $3.7 million and $2.8 million in research and development expense, respectively.

Long-Lived Assets

The Company evaluates long-lived assets for impairment when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Factors considered important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the Company's overall business, and significant negative industry or economic trends. If such assets are identified to be impaired, the impairment to be recognized is the amount by which the carrying value of the asset exceeds the fair value of the asset. No impairments were identified during the year ended January 31, 2010.

Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Income Taxes

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its provision for income taxes in each of the tax jurisdictions in which it conducts business. This process involves estimating the Company's actual current tax expense in conjunction with the evaluation and measurement of temporary differences resulting from differing treatment of certain items for tax and accounting purposes. These temporary timing differences result in the establishment of deferred tax assets and liabilities, which are recorded on a net basis and included in the Company's consolidated balance sheets. On a periodic basis, the Company assesses the probability that its net deferred tax assets, if any, will be recovered. If after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the net deferred tax assets will not be recovered, a valuation allowance is provided with a corresponding charge to tax expense to reserve the portion of the deferred tax assets which are estimated to be more likely than not to be realized.

Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities, and any required valuation allowance. The Company continues to maintain a full valuation allowance on the entire deferred tax asset balance. This valuation allowance was established based on management's overall assessment of risks and uncertainties related to the Company's future ability to realize, and hence, utilize certain deferred tax assets, primarily consisting of net operating loss carry forwards and temporary differences. Due to the current and prior years' operating losses, the adjusted net deferred tax assets remain fully reserved as of January 31, 2010.

The Company adopted the uncertain tax provisions of the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification") on February 1, 2007, which interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The topic also provides guidance on de-recognition, classification, interest, and penalties, accounting in interim periods, disclosure, and transition.

During fiscal 2010, the Company recorded a net loss of $7.4 million and recorded an income tax benefit of $264,000 on a combined basis. The Company recorded income tax expense of $0.5 million to its discontinued operations and income tax benefit of $0.8 million to its continuing operations. The net deferred tax asset of $12.8 million, $1.8 million of which relates to net operating losses created in fiscal 2010, at January 31, 2010 continues to be fully reserved.

During fiscal 2009, the Company recorded a net loss of $4.5 million and did not record any income tax benefit on a combined basis. The Company recorded income tax expense of $3.4 million to its discontinued operations and income tax benefit of $3.4 million to its continuing operations. The net deferred tax asset of $8.8 million at January 31, 2009 was fully reserved, and included net operating loss carryforwards created in fiscal 2009 of $2.0 million.

Warranty Costs

The Company provides limited warranties for ChargeSource® products for a period generally not to exceed 24 months. The Company accrues for the estimated cost of warranties at the time revenue is recognized. The accrual is a fixed rate which is consistent with the Company's actual claims experience. Should actual warranty claim rates differ from the Company's estimates, revisions to the liability would be required.

During, the fourth quarter of fiscal 2010, the Company recorded an accrual of $4.6 million related to the Recall. Should the actual costs incurred related to the Recall be more or less than the amounts accrued, adjustments to the liability would be required.

Concentrations of Credit Risk

The Company's cash and cash equivalents are principally on deposit in a non-insured short-term asset management account at a large financial institution. Accounts receivable potentially subject the Company to concentrations of credit risk. The Company's customer base is comprised primarily of two companies (see Note 4). The Company generally does not require collateral for accounts receivable. When required, the Company maintains allowances for credit losses, and to date such losses have been within management's expectations. Once a specific account receivable has been reserved for as potentially uncollectible, the Company's policy is to continue to pursue collections for a period of up to one year prior to recording a receivable write-off.

Earnings (Loss) Per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period excluding the dilutive effect of potential common stock, which for the Company consists solely of stock awards. Diluted earnings per share reflects the dilution that would result from the exercise of all dilutive stock awards outstanding during the period. The effect of such potential common stock is computed using the treasury stock method (see Note 13).

Stock-Based Compensation

The Company grants stock options with an exercise price equal to the fair value of the shares at the date of grant and restricted stock units for a fixed number of shares to employees and outside directors.

The Company accounts for stock-based compensation using the modified prospective method, which requires measurement of compensation cost for all stock awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest.

During fiscal 2010, the Company granted 69,204 restricted stock units and no stock options were granted. The fair value of the restricted stock units granted during fiscal 2010 was estimated using the stock price on the date of the grant of $2.89 and a forfeiture rate of 8.2 percent. During fiscal 2009, the Company granted 813,500 stock options and no restricted stock units. The fair value of 307,400 of those options, which have performance based vesting tied to the Company's stock price, was calculated using a Lattice Binomial model. The remaining 506,100 options granted during fiscal 2009 were valued using the Black-Scholes valuation model. Both the Lattice Binomial and Black-Scholes valuation model require the input of subjective assumptions including estimating the length of time employees will retain their vested stock options before exercising them (the "expected term"), the estimated volatility of the common stock price over the expected term, and the number of options that will ultimately not complete their vesting requirements ("forfeitures"). Changes in these subjective assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related amount recognized as an expense on the consolidated statements of operations. The Company reviews its valuation assumptions at each grant date and, as a result, is likely to change its valuation assumptions used to value employee stock-based awards granted in future periods. The values derived from using either the Lattice Binomial or Black-Scholes model are recognized as expense over the vesting period, net of estimated forfeitures. The estimation of stock awards that will ultimately vest requires significant judgment. Actual results, and future changes in estimates, may materially differ from the Company's current estimates.

The stock-based compensation expense recognized under ASC Topic 718 is summarized in the table below (in thousands except per share amounts):

	Years Ended January 31, 2010	Years Ended January 31, 2009
Total stock-based compensation expense	$ 262,000	$ 271,000
Less: amounts reflected in discontinued operations	—	(31,000)
Stock-based compensation expense from continuing operations	262,000	240,000
Impact on basic and diluted earnings per share	$ (0.04)	$ (0.03)

The total compensation cost related to nonvested awards not yet recognized is approximately $0.6 million, which will be expensed over a weighted average remaining life of 33.6 months.

The fair value of the 813,500 options granted under the Company's stock option plans during fiscal 2009 was estimated on the date of grant using the following weighted average assumptions:

	Year Ended January 31, 2009
Weighted average risk-free interest rate	3.0%
Expected life (in years)	6.2
Expected stock volatility	49%
Dividend yield	None
Expected forfeitures	10.6%

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and a line of credit. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are considered to be representative of their respective fair values because of the short-term nature of those instruments. The carrying amount of the Company's line of credit approximates fair value since the interest rate approximates the market rate for debt securities with similar terms and risk characteristics.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation.

Recently Adopted Accounting Pronouncements:

In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162" (the "Codification") (ASC Topic 105). The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The Codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than SEC guidance for publicly-traded companies) is considered non-authoritative. The Codification was effective on a prospective basis for interim and annual reporting periods ending after September 15, 2009. As a result of the adoption of this pronouncement, references are made to the Codification as the sole source of authoritative literature. The adoption of the Codification had no impact on the Company's financial condition, results of operations or cash flows.

In May 2009, the FASB established general standards for accounting and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. The pronouncement required the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued. On February 24, 2010, the FASB amended this standard whereby SEC filers, like the Company, are required by GAAP to evaluate subsequent events through the date its financial statements are issued, but are no longer required to disclose in the financial statements that the Company has done so or disclose the date through which subsequent events have been evaluated.

3. Discontinued Operations

Call Box

On July 10, 2008, the Company executed an asset purchase agreement to sell the assets of its Call Box business for $2.7 million in cash. The transaction closed on July 10, 2008 and accordingly, the Company recorded a pre-tax gain on the sale in the amount of $382,000 during the second quarter. The results of the Call Box business are now presented as discontinued operations for all periods in the consolidated financial statements.

During the third quarter of fiscal 2009, the Company recorded an additional pre-tax gain on the sale of the Call Box business of $150,000 in conjunction with the execution of a subcontractor agreement that provides for a monthly cash payment of $12,500 to the Company from the buyer of the Call Box business over a 12-month period. Offsetting the gain of $150,000 in the third quarter were additional pre-tax expenses incurred relating to the sale of the business of approximately $68,000. During the fourth quarter of fiscal 2009, the Company incurred pre-tax adjustments reducing the expenses included in the third quarter by $25,000.

During fiscal 2010, the Company incurred net expenses of $25,000 related primarily to adjustments to the assets acquired and liabilities assumed by Case Systems, Inc., the buyer of the call box business. These amounts were expensed and paid by the end of the second quarter of fiscal 2010 and we do not expect to incur any future costs related to the sale of the Call Box business.

Operating results of the Call Box discontinued operations are as follows (in thousands):

	Years Ended January 31,	
	2010	2009
Revenues	$ —	$ 3,680
Income (loss) from discontinued operations:		
Gain on sale, net of taxes of $0 and $192	$ —	$ 298
Income (loss) from discontinued operations, before taxes	(25)	1,148
Income tax (expense) benefit	10	(450)
Total income (loss) from discontinued operations	$ (15)	$ 996

Income from discontinued operations during fiscal 2009 consists of direct revenues and direct expenses of the Call Box business, including cost of revenues, as well as other fixed and allocated costs to the extent that such costs were eliminated as a result of the transaction. The Company historically allocated certain fixed manufacturing costs, indirect engineering costs, and corporate overhead based upon analysis of actual percentage shares of Company costs and expenses to each of its three businesses. The remaining ChargeSource® business now reflects allocations of the amounts previously allocated to the Call Box business segment.

Wireless Test Solutions ("WTS")

The Company entered into an Asset Purchase Agreement on September 26, 2008 with Ascom Holding AG and its subsidiary Ascom Inc. to sell the WTS business and related assets. Comarco's shareholders approved the transaction on November 26, 2008 with approximately 85 percent of the Company's shareholders voting in favor of the transaction. The transaction closed on January 6, 2009. The results of the WTS business are now presented as discontinued operations for all periods in the consolidated financial statements.

The aggregate purchase price paid to Comarco in connection with the transaction was $12,750,000 in cash, with $1,275,000 of the proceeds placed in escrow for one year from the closing date as security for general indemnification rights. The proceeds placed in escrow were released in January, 2010.

Operating results of the WTS discontinued operations are as follows (in thousands):

	Years Ended January 31,	
	2010	2009
Revenues	$ —	$ 13,628
Income from discontinued operations:		
Gain on sale, net of taxes of $495 and $2,309	$ 781	$ 3,582
Income from discontinued operations, before taxes	20	1,079
Income tax expense	(8)	(423)
Total income from discontinued operations	$ 793	$ 4,238

4. Customer and Supplier Concentrations

A significant portion of the Company's revenue is derived from a limited number of customers. The loss of one or more of our significant customers would have a material impact on our revenues and results of operations. The customers providing 10 percent or more of the company's revenue for either of the years ended January 31, 2010 and 2009 are listed below (in thousands, except percentages).

	Years Ended January 31,			
	2010		2009	
Total revenue	$ 26,425	100%	$ 13,521	100%
Customer concentration:				
Targus Group International, Inc.	$ 18,801	71%	$ —	—
Lenovo Information Products Co., Ltd.	7,418	28%	11,033	82%
	$ 26,219	99%	$ 11,033	82%

In March 2009, the Company entered into a Strategic Product Development and Supply Agreement (the "Targus Agreement") with Targus. The Company began shipments to Targus under the Targus Agreement during the second quarter of fiscal 2010.

The Company's revenues by geographic location for the years ended January 31, 2010 and 2009 are listed below (in thousands).

	Years Ended January 31,	
	2010	2009
Revenue:		
North America	18,361	473
Europe	330	2,050
Asia – Pacific	7,734	10,998
	$ 26,425	$ 13,521

The customers comprising 10 percent or more of the Company's gross accounts receivable at either January 31, 2010 and 2009 are listed below (in thousands, except percentages).

	January 31,			
	2010		2009	
Total gross accounts receivable	$ 11,625	100%	$ 3,988	100%
Customer concentration:				
Lenovo Information Products Co., Ltd.	$ 2,730	24%	$ 3,366	84%
Targus Group International, Inc.	7,917	68%	—	—
Trust International BV	123	1%	606	15%
	$ 10,770	93%	$ 3,972	99%

A significant portion of our inventory purchases is derived from a limited number of contract manufacturers and other suppliers. The loss of one or more of our significant suppliers could adversely affect our operations. For the year ended January 31, 2010, three of our contract manufacturers provided an aggregate of 86 percent of total product costs. For the year ended January 31, 2009 two of our contract manufacturers provided an aggregate of 98 percent of total product costs.

At January 31, 2010 and 2009, approximately $534,000 and $472,000, or 47 and 31 percent, respectively of the Company's accounts payable was payable to Flextronics Electronics, one of our contract manufacturers. Additionally at January 31, 2010, approximately $5.0 million or 92 percent of total uninvoiced materials and services of $5.4 million, included in accrued liabilities were payable to Chicony Power Technology, Co. Ltd., Flextronics Electronics, and Edac Power Electronics Co. Ltd. At January 31, 2009 approximately $268,000 or 53 percent of total uninvoiced materials and services of $0.5 million, included in accrued liabilities were payable to Flextronics Electronics and Shengyih Electronics Plastic Manufactory.

5. Accounts Receivable

Accounts receivable consist of the following (in thousands):

	January 31,	
	2010	2009
Trade accounts receivable	$ 11,625	$ 3,988
Less: Allowances for doubtful accounts	(136)	(14)
	$ 11,489	$ 3,974

6. Inventory

Inventory, net of reserves, consists of the following (in thousands):

	January 31,	
	2010	2009
Raw materials	$ 574	$ 290
Finished goods	361	942
	$ 935	$ 1,232

As of January 31, 2010, approximately $208,000 of total inventory was located at our corporate headquarters. The remaining balance is located at various contract manufacturer locations in China.

7. Property and Equipment

Property and equipment consist of the following (in thousands):

	January 31,	
	2010	2009
Office furnishings and fixtures	$ 1,301	$ 1,309
Equipment	4,762	4,838
Purchased software	80	139
	6,143	6,286
Less: Accumulated depreciation and amortization	(5,071)	(5,007)
	$ 1,072	$ 1,279

As of January 31, 2010, approximately $524,000 of equipment, primarily tooling and fixtures, was located at various contract manufacturer locations in China.

During fiscal 2010, nearly fully depreciated equipment, purchased software, and furnishings with a cost basis of $647,000, $59,000 and $8,000, respectively were retired through a process of physical inspection and management inquiry.

During the fourth quarter of fiscal 2009, leasehold improvements with a cost basis of $0.7 million, included in office furnishings and fixtures above, were retired in conjunction with the execution of the sublease agreement with Ascom Inc. (see Note 15).

Depreciation and amortization expense for fiscal 2010 and 2009 totaled $0.8 million and $1.0 million, respectively.

8. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	January 31, 2010	January 31, 2009
Accrued payroll and related expenses	$ 408	$ 417
Uninvoiced materials and services received	5,384	510
Accrued legal and professional fees	224	526
Amounts payable to Ascom	—	903
Current portion of deferred rent	117	109
Accrued travel expenses	30	21
Accrued warranty	4,759	86
Amounts payable to contract manufacturer	874	290
Other	416	316
	$ 12,212	$ 3,178

The amounts payable to Ascom at January 31, 2009 represent Comarco collections of accounts receivable balances sold to Ascom offset by payments made on behalf of Ascom for trade payables assumed in conjunction with the sale of WTS.

9. Warranty Arrangements

The Company records an accrual for estimated warranty costs as products are sold. These amounts are recorded in accrued liabilities in the consolidated balance sheet. Warranty costs are estimated based on periodic analysis of historical experience. Changes in the estimated warranty accruals are recorded when the change in estimate is identified. During fiscal 2010, the Company recorded an accrual of $4.6 million related to the Recall announced during the first quarter of fiscal 2011(see Note 16). A summary of the standard warranty accrual activity is shown in the table below (in thousands):

	January 31, 2010	January 31, 2009
Beginning balance	$ 86	$ 46
Accrual for product safety recall costs	4,615	—
Accruals for warranties issued during the period	272	146
Utilization	(214)	(106)
	$ 4,759	$ 86

10. Loan Agreement

On February 11, 2009, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with Silicon Valley Bank ("SVB"). The credit facility was renewed on February 8, 2010 (see Note 16) and matures, on February 10, 2011, at which time, any outstanding principal balance is payable in full.

Under the Loan Agreement, as in effect during fiscal 2010, the Company may borrow up to (a) the lesser of (i) $5,000,000 or (ii) 80 percent of the Company's eligible accounts receivable minus (b) the amount of any outstanding principal balance of any advances made by SVB under the Loan Agreement. The Company must maintain a quick ratio of 1.5 to 1.0 as its primary financial covenant and must also comply with certain monthly reporting covenants. During the second quarter of fiscal 2010, the Company borrowed $1,000,000 under the Loan Agreement, which remains outstanding at January 31, 2010. Additionally, under this Loan Agreement, we have one letter of credit outstanding in the amount of $77,000. The Company's obligations under the Loan Agreement are secured by a first priority perfected security interest in Borrower's assets, including intellectual property. As of January 31, 2010, the Company was in compliance with the covenants in the Loan Agreement and had $3.2 million in remaining unused borrowing availability.

11. Income Taxes

Income tax benefit on a consolidated basis consists of the following amounts (in thousands):

	Years Ended January 31, 2010	Years Ended January 31, 2009
Federal:		
Current	$ (205)	$ —
Deferred	—	—
State:		
Current	(59)	—
Deferred	—	—
Foreign:		
Current	—	—
	$ (264)	$ —

The effective income tax rate on loss from continuing operations differs from the United States statutory income tax rates for the reasons set forth in the table below (dollars in thousands).

	2010 Amount	2010 Percent Pretax Income	2009 Amount	2009 Percent Pretax Income
Loss from continuing operations before income taxes and discontinued operations	$ (8,957)	100%	$ (13,074)	100%
Computed "expected" income tax benefit on loss from continuing operations before income taxes	$ (3,045)	(34.0%)	$ (4,445)	(34.0%)
State tax, net of federal benefit	(394)	(4.4)	(562)	(4.3)
Research and MIC credits	(129)	(1.4)	(376)	(2.9)
Change in valuation allowance	3,939	44.0	1,107	8.5
Permanent differences	18	0.2	89	0.7
Benefit of five year carryback claim	(205)	(2.3)	—	—
Adjustment to unrecognized tax benefits	(53)	(0.6)	—	—
Return to provision adjustments	(906)	(10.1)	—	—
Additional tax gain on sale of WTS	—	—	685	5.2
Other, net	18	0.2	127	1.0
Income tax benefit	$ (757)	(8.5)%	$ (3,375)	(25.8%)

The total income tax expense (benefit) recorded for the years ended January 31, 2010 and 2009 was as follows (in thousands):

	January 31, 2010	January 31, 2009
Tax benefit from continuing operations	$ (757)	$ (3,375)
Tax expense from discontinued operations	493	3,375
	$ (264)	$ —

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 31, 2010 and 2009 are as follows (in thousands):

	January 31, 2010	January 31, 2009
Deferred tax assets:		
Accounts receivable	$ 55	$ 8
Inventory	677	630
Property and equipment, principally due to differing depreciation methods	391	290
Employee benefits, principally due to accrual for financial reporting purposes	145	130
Accrued liabilities for financial reporting purposes	113	167
Net research and manufacturer investment credit carryforwards	2,006	1,946
Net operating losses	6,489	4,719
AMT credit carryforwards	295	295
Deferred rent	48	56
Stock Based compensation	635	534
Warranty accrual	1,831	34
Other	78	15
Total gross deferred tax assets	12,763	8,824
Less: valuation allowance	(12,763)	(8,824)
Net deferred tax assets	$ —	$ —

The Company has federal and state research and experimentation credit carryforwards of $1.2 million and $1.5 million, which expire through 2029 and indefinitely, respectively. Additionally, for state tax purposes, the Company has a manufacturer investment credit carryforward of $60,000, which expires through 2010. The Company has a net operating loss carryforward of $17.0 million for federal and $16.1 million for state, which expire through 2029 and 2019, respectively.

In assessing the probability that deferred tax assets will benefit future periods, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. There was a $12.8 million valuation allowance for deferred tax assets as of January 31, 2010, an increase of $3.9 million during the fiscal year, based on management's overall assessment of risks and uncertainties related to the Company's future ability to realize, and hence utilize, the deferred tax assets.

A reconciliation of the beginning balance of the Company's unrecognized tax benefits and the ending amount of unrecognized tax benefit is as follows (in thousands):

	Unrecognized Tax Benefits
Balance at February 1, 2009	$ 592
Additions based on tax positions related to the current year	—
Reductions due to lapses of statute of limitations	—
Reductions for tax positions of prior years	(53)
Balance at January 31, 2010	$ 539

There was no change in the amount of unrecognized tax benefits from the adoption of the FASB guidance on uncertain tax positions until fiscal year 2010. The unrecognized tax benefits recorded above, if reversed, would result in a $19,000 decrease in income tax expense. The remaining $520,000 of unrecognized tax benefits, if reversed, would not impact our effective tax rate since we maintain a full valuation allowance against our deferred tax asset. Due to normal closures of the statute of limitations, there is a reasonable possibility that the Company may record up to $19,000 in decreases in income tax expense within the next twelve months.

The Company recognizes interest and penalties associated with unrecognized tax benefits in the income tax expense line item of the consolidated statement of operations. As of January 31, 2010, the Company had accrued approximately $5,000 in interest and penalties, which was recorded directly to retained earnings in accordance with the adoption of the uncertain tax provisions of the FASB's Income Taxes Topic.

The Company and its subsidiary, CWT, file income tax returns in the U.S. federal jurisdiction and in certain state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal examinations or state income tax examinations by tax authorities for years before 2004 in those jurisdictions where returns have been filed.

12. Stock Compensation

Comarco, Inc. has stock-based compensation plans under which outside directors and certain employees receive stock options and other equity-based awards. The employee stock option plans and a director stock option plan provide that officers, key employees, and directors may be granted awards to purchase up to 2,562,500 shares of common stock of the Company at not less than 100 percent of the fair market value at the date of grant, unless the optionee is a 10 percent shareholder of the Company, in which case the price must not be less than 110 percent of the fair market value.

The director stock-based compensation plan (the "Director Plan") expires in December 2010, and the Company's former employee stock option plan (the "Employee Plan") expired during May 2005. These plans provide for 637,500 and 825,000 shares issuable, respectively. During December 2005, the Board of Directors approved and adopted the Company's 2005 Equity Incentive Plan (the "2005 Plan") covering 450,000 shares of common stock. The 2005 Plan was approved by the Company's shareholders at its annual shareholders' meeting in June 2006, and subsequently amended at its annual shareholders meeting in June 2008 to increase the number of shares issuable under the plan from 450,000 shares to 1,100,000 shares.

Under the 2005 Plan, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units, and performance based awards. Under all plans, awards vest or become exercisable in installments determined by the compensation committee of the Company's Board of Directors unless vesting occurs based on achievement of performance measures, as defined. The options granted under the Director Plan and the Employee Plan expire as determined by the Compensation Committee, but no later than ten years and one week after the date of grant (five years for 10 percent shareholders). The awards granted under the 2005 Plan expire as determined by the Compensation Committee, but no later than ten years after the date of grant (five years for 10 percent shareholders).

Transactions and other information relating to these plans for the years ended January 31, 2010 and 2009 are summarized below:

	Outstanding Awards		
	Number of Shares	Weighted-Average Exercise Price	Aggregate Intrinsic Value (In thousands)
Balance, February 1, 2008	842,000	$ 11.59	$ —
Awards granted	813,500	1.29	
Awards canceled or expired	(471,500)	12.02	
Awards exercised	—	—	
Balance, January 31, 2009	1,184,000	$ 4.34	$ —
Awards granted	69,204	2.89	
Awards canceled or expired	(95,500)	9.23	
Awards exercised	—	—	
Balance, January 31, 2010	1,157,704	$ 3.85	$ 1,197

The weighted-average fair value of awards granted during fiscal 2010 and 2009 was $2.89 and $0.61 per share, respectively.

The following table summarizes information about stock awards outstanding at January 31, 2010:

	Awards Outstanding			Awards Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 1.09 to 4.90	867,704	8.1	$ 1.35	140,076	$ 1.49
6.19 to 9.89	166,000	4.8	7.77	158,500	7.84
10.43 to 11.60	60,000	5.2	10.72	52,500	10.76
15.07	10,000	1.4	15.07	10,000	15.07
20.04 to 23.67	54,000	0.3	22.16	54,000	22.16
1.09 to 23.67	1,157,704	7.0 years	3.85	415,076	8.10

There were 415,076 stock options exercisable at January 31, 2010 at a weighted-average exercise price of $8.10. Shares available under the plans for future grants at January 31, 2010 were 131,796. As of January 31, 2010, the shares available for future grant under the director stock option plan totaled 625.

13. Earnings (Loss) Per Share

The Company calculates basic earnings (loss) per share by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflect the effects of potentially dilutive securities. Since the Company incurred a net loss for the fiscal years ended January 31, 2010 and 2009, basic and diluted loss per share were the same because the inclusion of 222,436 and 60,045 potential common shares related to outstanding stock awards in the calculation would have been antidilutive. The summary of the basic and diluted earnings per share computations is as follows (in thousands, except per share data):

	Years Ended January 31,	
	2010	2009
Basic & Diluted:		
Loss from continuing operations	$ (8,200)	$ (9,699)
Weighted average shares outstanding	7,327	7,327
Basic and diluted loss per share from continuing operations	$ (1.12)	$ (1.32)
Income from discontinued operations	$ 778	$ 5,234
Weighted average shares outstanding	7,327	7,327
Basic and diluted earnings per share from discontinued operations	$ 0.11	$ 0.71
Net loss	$ (7,422)	$ (4,465)
Weighted average shares outstanding	7,327	7,327
Basic and diluted loss per share	$ (1.01)	$ (0.61)

14. Employee Benefit Plans

The Company has a Savings and Retirement Plan (the "Plan") that provides benefits to eligible employees. Under the Plan, as restated effective January 1, 2001, employees are eligible to participate on the first of the month following 30 days of employment, provided they are at least 18 years of age, by contributing between 1 percent and 20 percent of pre-tax earnings. Company contributions match employee contributions at levels as specified in the Plan document. In addition, the Company may contribute a portion of its net profits as determined by the Board of Directors. Company contributions, which consist of matching contributions, with respect to the Plan for the years ended January 31, 2010 and 2009 were approximately $0.1 million and $0.4 million, respectively. During fiscal 2010 and 2009 the Company made matching contributions of $0 and $41,000 through forfeited matching funds previously contributed to the plan.

The Company has obligations to match employee contributions made to the Company's savings and retirement plan. Generally, the Company's obligation is equal to 100 percent of up to 5 percent of employees' contribution amounts. If the Company is unable to meet the requisite matching, the Company's Savings and Retirement Plan may need to be amended.

15. Commitments and Contingencies

Rental commitments under non-cancelable operating leases, principally on the Company's office space, were $0.6 million at January 31, 2010, payable as follows (in thousands):

	Operating Leases
Fiscal Year:	
2011	386
2012	221
Total minimum lease payments	$ 607

Certain of the rental commitments are subject to increases based on the change in the Consumer Price Index. Rental expense for the years ended January 31, 2010 and 2009 was $0.4 million and $0.8 million, respectively.

Operating leases included in the amounts reported above include leases that have been assigned to Case Systems, Inc., the acquirer of the Call Box business. These amounts represent $8,000 of the lease commitments for fiscal 2011.

Additionally, in conjunction with the sale of WTS, the Company entered into a sublease with Ascom Inc., for the portion of the corporate offices they occupy. This sublease is co-terminous with the Company's lease, and will offset the operating lease amounts above by $184,000 for fiscal 2011 and by $107,000 for fiscal 2012.

Purchase Commitments with Suppliers

The Company generally issues purchase orders to its suppliers with delivery dates from four to six weeks from the purchase order date. In addition, the Company regularly provides significant suppliers with rolling six-month forecasts of material and finished goods requirements for planning and long-lead time parts procurement purposes only. The Company is committed to accept delivery of materials pursuant to its purchase orders subject to various contract provisions that allow it to delay receipt of such order or allow it to cancel orders beyond certain agreed lead times. Such cancellations may or may not include cancellation costs payable by the Company. In the past, the Company has been required to take delivery of materials from its suppliers that were in excess of its requirements and the Company has previously recognized charges and expenses related to such excess material. If the Company is unable to adequately manage its suppliers and adjust such commitments for changes in demand, it may incur additional inventory expenses related to excess and obsolete inventory. Such expenses could have a material adverse effect on the Company's business, results of operations, and financial position. The Company's fixed purchase commitments at January 31, 2010 totaled $12.0 million.

Executive Severance Commitments

The Company has severance compensation agreements with several key executives. These agreements require the Company to pay these executives, in the event of a termination of employment following a change of control of the Company, approximately 12 months of their then current annual base salary and the amount of any bonus amount the executive would have achieved for the current year. The exact amount of this contingent obligation is not known and accordingly has not been recorded in the consolidated financial statements.

Letter of Credit

In May 2006, the Company obtained a $0.5 million letter of credit from US Bank pursuant to a lease provision for the corporate offices to which the Company relocated on August 28, 2006. On November 6, 2007, the letter of credit was reduced to $250,000 pursuant to the provisions of the lease. In the fourth quarter of fiscal 2009, the letter of credit was reduced a final time to $77,000 pursuant to the provisions of the lease. The letter of credit was secured by a certificate of deposit that matured on May 1, 2009, and is reflected as restricted cash on the consolidated balance sheet as of January 31, 2009. During the first quarter of fiscal 2010, the Company obtained a $77,000 letter of credit from Silicon Valley Bank to allow for continuous and unlapsed compliance with the lease provision. The letter of credit from Silicon Valley Bank is not secured by a certificate of deposit but is treated as a reduction in available borrowings under the Loan Agreement.

Legal Contingencies

On June 8, 2007, iGo Inc. ("iGo") sued the Company alleging that two iGo patents are infringed by the mechanical keying arrangement between power adapters and programming tips used by the Company in its mobile power products sold through its distributors and to a computer maker. The Company denied liability and countersued alleging that iGo has breached a Settlement Agreement entered into between the parties in 2003 to settle a previous patent infringement suit, and that iGo is liable for infringement of at least one Comarco patent by effectively sub-licensing a third party to manufacture and sell power adapter products and accessories covered by the Comarco patent. iGo denied liability and amended its claims to further allege that the Company breached the Settlement Agreement by asserting claims against iGo because its activities are permissible under the Settlement Agreement. The Company denied liability as to the additional claim made by iGo.

On May 26, 2009, at the request of the parties, the court dismissed the entire case, without prejudice to being re-filed at a later date, with each party to bear its own costs and attorneys' fees. In connection with the dismissal each party agreed that it would not re-initiate litigation against the other party involving a dispute over the previous claims unless and until it had first given notice to the other party and thereafter their best efforts to resolve the dispute without the need for further litigation. Neither party has provided the other party with any such notice as of the date of filing this annual report on Form 10-K.

On July 15, 2009, a former officer and employee of the Company filed a demand for arbitration against the Company with the American Arbitration Association claiming that he is entitled to a payment pursuant to the terms of a written Severance Compensation Agreement as well as reimbursement for his attorneys' fees relating to this claim. The Severance Compensation Agreement provides that in the event the employee is terminated by the Company without "Cause" (as defined in such agreement), or ceases to be employed by the Company for reasons other than because of death, disability, retirement or Cause, or the employee terminates his employment with us for "Good Reason" (as defined in such agreement), in each case, within 24 months following a "Change of Control" (as defined in such agreement), the employee would be entitled to receive a lump sum cash payment equal to the sum of his annual base salary plus his annual incentive compensation bonus that would be payable assuming 100 percent satisfaction of all performance goals. The former officer and employee claims that the Company's January 2009 sale of its WTS business to Ascom constituted a Change of Control and that he is entitled to the specified payment because he ceased to be employed by the Company as a result of such transaction, although his employment was assumed by Ascom in essentially the same capacity following the consummation of the transaction. The Company denies that a Change of Control occurred and contends that the former employee is not entitled to any payment pursuant to the Severance Compensation Agreement. Arbitration for this matter is scheduled for September 28, 2010. The outcome of this matter is neither determinable nor estimable as of the date of filing this annual report on Form 10-K and accordingly no provision has been recorded on the consolidated balance sheet at January 31, 2010.

In addition to the pending matter described above, the Company is from time to time involved in various legal proceedings incidental to the conduct of its business. The Company believes that the outcome of all such legal proceedings will not in the aggregate have a material adverse effect on its consolidated results of operations and financial position.

16. Subsequent Events

On February 8, 2010, the Company entered into the First Amendment to the Loan and Security Agreement (the "Loan Agreement") with SVB. The credit facility matures, and any outstanding principal balance is payable in full, on February 10, 2011.

Under the Loan Agreement, the Company may borrow up to (a) the lesser of (i) $10,000,000 or (ii) 80 percent of the Company's eligible accounts receivable minus (b) the amount of any outstanding principal balance of any advances made by SVB under the line of credit. The Company must maintain a quick ratio of 1.5 to 1.0 as its primary financial covenant and must also comply with certain monthly reporting covenants. As of the date of filing this report on Form 10-K, the Company has borrowed $1.0 million under this Loan Agreement.

On April 30, 2010, the Consumer Products Safety Commission in cooperation with the Company, commenced the voluntary recall of certain Targus-branded AC power adapters for laptops sold from June 2009 through March 2010. This product safety recall impacts approximately 500,000 units. Due to the recall action, we have accrued approximately $4.0 million in cost of revenue in the fourth quarter of fiscal 2010 related to estimated costs to replace the impacted units as well as $0.6 million in selling, general and administrative expenses related to legal and other professional services estimated to be incurred during the recall. Actual amounts may differ materially from our current estimates based on many factors, including the number of qualifying 90-watt universal adapters returned to Comarco by Targus and their customers, primarily consumer electronics retailers as well as end-user consumers.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the periodic reports that we file or submit with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as such term is defined under Rules 13a-15(e) and 15(d)-15(e) promulgated under the Exchange Act as of the end of the period covered by this report on Form 10-K. Based upon this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report on Form 10-K.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of the fiscal year ended January 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) promulgated under the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer, and effected by the Company's Board of Directors, management, and other personnel. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly and in accordance with accounting principles generally accepted in the United States of America, that disclosures are adequate, and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance with respect to reporting financial information. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of January 31, 2010.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

On May 1, 2010, we entered into an Executive Employment Agreement (the "Inman Agreement") with Samuel M. Inman, III ("Inman"), our President and Chief Executive Officer and an Executive Employment Agreement (the "Hickman Agreement") with Winston E. Hickman ("Hickman"), our Chief Financial Officer.

The Inman Agreement. Pursuant to the Inman Agreement, beginning May 1, 2010 Inman's annual base salary was reduced to $360,000. In addition, the Inman Agreement provides that Inman is entitled to a quarterly "target" cash performance bonus of $38,750 pursuant to the Comarco, Inc. Executive Incentive Bonus Plan ("Bonus Plan"). The actual amount of the performance bonuses which will be paid to Inman each quarter will be based upon a pay-out schedule directly related to the achievement of certain performance measures. Both the reduction in Inman's base salary and the potential performance bonuses, as provided for under the Inman Agreement, were previously disclosed by the Company in a Current Report on Form 8-K filed March 25, 2010.

The Inman Agreement also provides that Inman shall be entitled to participate in the Company's benefit plans and receive a car allowance of $800 per month during the term of his employment.

Pursuant to the Inman Agreement, in the event Inman is terminated by the Company without "Good Cause" (as defined in the agreement) during the "Severance Benefit Term" (as defined in the agreement), then Inman shall be entitled to receive "Severance Pay" (as defined in the Inman Agreement) and the acceleration of the vesting of any remaining unvested stock options held by Inman set forth in a schedule to the Inman Agreement (such accelerated vesting is referred to as the "Inman Severance Equity Incentive"). In the event the Company terminates Inman for Good Cause during the Severance Benefit Period or during the two year period following a "Change of Control" (as defined in the agreement), then Inman shall not be entitled to any benefits other than certain accrued benefits earned by Inman as of the termination date. If Inman's employment is terminated by the Company as a result of his disability or his death, then Inman (or his estate) shall be entitled to receive the Inman Severance Equity Incentive and accrued benefits.

Inman has the right to terminate the Inman Agreement for "Good Reason" (as defined in the Inman Agreement) in the event Inman suffers a "Material Change" (as defined in the Inman Agreement) during the Severance Benefit Term. In this event, Inman shall be entitled to Severance Pay and the Inman Severance Equity Incentive.

In the Inman Agreement, the "Severance Benefit Term" is defined as the period of three years following the execution of the agreement; provided, however, the Severance Benefit Term shall be automatically extended for a fourth year unless, prior to the expiration of the first three years, the Company gives Inman written notice of its election not to extend the Severance Benefit Term for a fourth year. The term "Severance Pay" is defined in the Inman Agreement as an amount equal to the "Severance Cash Payment" plus the amounts necessary to continue medical insurance under COBRA for up to eighteen months. The term "Severance Cash Payment" in the Inman Agreement means an amount equal to one and one half times the amount of Inman's then annual cash salary and Inman's then annual "target" cash performance bonus for the year in which the termination occurs.

If a Change of Control occurs, the Company is not the surviving entity and Inman's stock options are not assumed or replaced with substitute options, then Inman shall be entitled to the Inman Severance Equity Incentive. If a Change of Control occurs and in connection with the Change of Control or, during the two year period following such Change of Control, the Inman Agreement is terminated by the Company or any successor without Good Cause or if during such two year period there is a Good Reason Termination by Inman, then Inman shall be entitled to receive the Severance Pay and the Inman Severance Equity Incentive.

The Inman Agreement also provides that Inman is to sign a separation agreement upon his termination in certain circumstances and contains provisions designed to protect the Company's proprietary information.

The Hickman Agreement. Pursuant to the Hickman Agreement, Hickman is to continue to serve as the Company's Chief Financial Officer and, beginning May 1, 2010, Hickman's annual base salary shall be reduced to $260,000. In addition, the Hickman Agreement provides that Hickman is entitled to a quarterly "target" cash performance bonus of $25,000 pursuant to the Bonus Plan. The actual amount of the performance bonuses which will be paid to Hickman each quarter will be based upon a pay-out schedule directly related to the achievement of certain performance measures. Both the reduction in Hickman's base salary and the potential performance bonuses, as provided for under the Hickman Agreement, were previously disclosed by the Company in a Current Report on Form 8-K filed March 25, 2010.

The Hickman Agreement also provides that Hickman shall be entitled to participate in the Company's benefit plans and receive a car allowance of $600 per month for the term of his employment.

The Company's rights to terminate Hickman's employment pursuant to the Hickman Agreement, Hickman's rights to terminate the Hickman Agreement and many of the defined terms used in the Hickman Agreement are similar to those set forth in the Inman Agreement. In the event Hickman is terminated by the Company without Good Cause during the "Severance Benefit Term" (as defined in the Hickman Agreement), then Hickman shall be entitled to receive "Severance Pay" (as defined in the Hickman Agreement) and the acceleration of the vesting of any remaining unvested stock options held by Hickman set forth in a schedule to the Hickman Agreement (the "Hickman Severance Equity Incentive"). In the event the Company terminates Hickman for Good Cause during the Severance Benefit Period or during the two year period following a Change of Control, then Hickman shall not be entitled to any benefits other than certain accrued benefits earned by Hickman as of the termination date. In the event Hickman's employment is terminated by the Company as a result of his disability or his death, then Hickman (or his estate) shall be entitled to receive the Hickman Severance Equity Incentive and accrued benefits.

Under the Hickman Agreement, Hickman has the right to terminate the Hickman Agreement for "Good Reason" in the event Hickman suffers a "Material Change" (as defined in the Hickman Agreement) during the Severance Benefit Term. In this event, Hickman shall be entitled to Severance Pay and the Hickman Severance Equity Incentive.

In the Hickman Agreement, the "Severance Benefit Term" is defined as the period of two years following the execution of the agreement; provided, however, the Severance Benefit Term shall be automatically extended for a third year unless, prior to the expiration of the first two years, the Company gives Hickman written notice of its election not to extend the Severance Benefit Term for a third year. The term "Severance Pay" is defined in the Hickman Agreement as an amount equal to the "Cash Payment" plus the amounts necessary to continue medical insurance under COBRA for up to eighteen months. The term "Severance Cash Payment" in the Hickman Agreement means an amount equal to Hickman's then annual cash salary and Hickman's then annual "target" cash performance bonus for the year in which the termination occurs.

If a Change of Control occurs, the Company is not the surviving entity and Hickman's stock options are not assumed or replaced with substitute options, then Hickman shall be entitled to the Hickman Severance Equity Incentive. If a Change of Control occurs and in the two year period following the Change of Control the Hickman Agreement is terminated by the Company or any successor without Good Cause or if during such two year period there is a Good Reason Termination by Hickman, then Hickman shall be entitled to receive the Severance Pay and the Hickman Severance Equity Incentive as provided in the Hickman Agreement.

The Hickman Agreement also provides that Hickman is to sign a separation agreement upon his termination in certain circumstances and contains provisions designed to protect the Company's proprietary information.

The foregoing descriptions of the Inman Agreement and the Hickman Agreement are qualified in their entirety by the terms and conditions of the actual agreements, copies of which are attached hereto as Exhibits 10.12 and 10.13 and which are incorporated herein by reference.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item 10 will be included in the Company's definitive proxy statement for its fiscal 2010 annual meeting of shareholders under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance," "Board Meetings and Committees," and "Audit and Finance Committee Report," and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 will be included in the Company's definitive proxy statement for its fiscal 2010 annual meeting of shareholders under the captions "Executive Compensation" and "Corporate Governance—Non-Employee Director Compensation," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 will be included in the Company's definitive proxy statement for its fiscal 2010 annual meeting of shareholders under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management," and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be included in the Company's definitive proxy statement for its fiscal 2010 annual meeting of shareholders under the caption "Corporate Governance," and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 will be included in the Company's definitive proxy statement for its fiscal 2010 annual meeting of shareholders under the captions "Board Meetings and Committees" and "Ratification of Appointment of Independent Registered Public Accounting Firm for Fiscal 2010," and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. **Financial Statements (See Item 8)**

2. **Financial Statement Schedule:**

The following additional information for the years ended January 31, 2010 and 2009 is submitted herewith:

II Valuation and Qualifying Accounts

All other schedules are omitted because the required information is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or the notes thereto.

3. **Exhibits**

Plan of Disposition

2.1 Asset Purchase Agreement by and among Comarco, Inc., Comarco Wireless Technologies, Inc., Case Systems, Inc., and Sebastian Gutierrez, dated as of July 10, 2008. The Asset Purchase Agreement is incorporated herein by reference from Exhibit 2.01 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2008.

2.2 Asset Purchase Agreement by and among Comarco, Inc., Comarco Wireless Technologies, Inc., Ascom Holding AG, and Ascom Inc., dated as of September 26, 2008. The Asset Purchase Agreement is incorporated herein by reference from Exhibit 2.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2008.

Articles of Incorporation; Bylaws

3.1 Articles of Incorporation. The Articles of Incorporation are incorporated herein by reference from Exhibit 3.1 to the Company's report on Form 10-Q filed with the Securities and Exchange Commission on December 12, 2000.

3.2 By-Laws. The Restated By-Laws are incorporated herein by reference from Exhibit 3.2 to the Company's report on Form 10-Q filed with the Securities and Exchange Commission on September 14, 2009.

3.3 Certificate of Determination of Series A Participating Preferred Stock. The Certificate of Determination is incorporated herein by reference from Exhibit 99.1 to the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on February 6, 2003.

Material Contracts

10.1 Director Stock Option Plan dated July 1, 1987 is incorporated by reference from the Company's report on Form 10-K for the year ended January 31, 1988. *

10.2 1995 Employee Stock Option Plan is incorporated by reference from Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 33-63219) filed with the Securities and Exchange Commission on October 5, 1995. *

10.3 2005 Equity Incentive Plan, as amended, is incorporated by reference from Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 31, 2008. *

10.4 Amended and Restated Severance Agreement, dated June 11, 2007, between the Company and Thomas W. Lanni is incorporated herein by reference from Exhibit 10.9 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2007. *

10.5 Amended and Restated Severance Agreement, dated June 11, 2007, between the Company and Fredrik L. Torstensson is incorporated herein by reference from Exhibit 10.9 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2007. *

10.6 Amended and Restated Severance Agreement, dated June 11, 2007, between the Company and Mark Chapman is incorporated herein by reference from Exhibit 10.9 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2007. *

10.7 Severance Compensation Agreement, dated August 28, 2007, between the Company and Alisha Charlton is incorporated herein by reference from Exhibit 10.14 to the Company's report on Form 10-K filed with the Securities and Exchange Commission on April 30, 2008. *

10.8 Escrow Agreement, dated January 6, 2009, by and among Comarco, Inc., Comarco Wireless Technologies, Inc., Ascom Holding AG, Ascom Inc., and U.S. Bank National Association is incorporated herein by reference from Exhibit 99.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2009.

10.9 Loan and Security Agreement, dated as of February 12, 2009, by and among Comarco, Inc., Comarco Wireless Technologies, Inc., and Silicon Valley Bank is incorporated herein by reference from Exhibit 10.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2009.

10.10 First Amendment to the Loan and Security Agreement, dated as of February 9, 2010, by and among Comarco, Inc., Comarco Wireless Technologies, Inc., and Silicon Valley Bank is incorporated herein by reference from Exhibit 10.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2010.

10.11 Strategic Product Development and Supply Agreement, dated as of March 16, 2009, by and among Comarco, Inc. and Targus Group International, Inc. is incorporated herein by reference from Exhibit 10.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2009. **

10.12 Executed Employment Agreement dated May 1, 2010 between the Company and Samuel M. Inman, III. *

10.13 Executive Employment Agreement dated May 1, 2010 between the Company and Winston E. Hickman. *

10.14 Compromise Settlement Agreement and Release, dated as of July 12, 2003, among Comarco, Inc., Comarco Wireless Technologies, Inc., iGo, Inc. (formerly Mobility Electronics, Inc.) and the other parties identified therein is incorporated by reference from Exhibit 10.3 to the Company's report on Form 10-Q filed with the Securities and Exchange Commission on June 15, 2009.

10.15 Non-Employee Director Compensation Policy is incorporated by reference from Exhibit 10.16 to the Company's report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2009.*

10.16 Executive Incentive Bonus Plan is incorporated by reference from Exhibit 10.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2010.*

Other Exhibits

21.1 Subsidiaries of the Company

23.1 Consent of Independent Registered Public Accounting Firm – BDO Seidman, LLP

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

99.1 Supplement to Registrant's Registration Statements on Form S-8

---

* Management contract or executive compensation plan or arrangement.

** Confidential Treatment has been requested with respect to certain provisions of this agreement. Omitted portions have been filed separately with the SEC.

COMARCO, INC. AND SUBSIDIARIES
SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 3, 2010.

COMARCO, INC.

/s/ SAMUEL M. INMAN, III
Samuel M. Inman, III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SAMUEL M. INMAN, III **Samuel M. Inman, III**	President and Chief Executive Officer (Principal Executive Officer), Director	May 3, 2010
/s/ WINSTON E. HICKMAN **Winston E. Hickman**	Chief Financial Officer (Principal Financial and Accounting Officer)	May 3, 2010
/s/ ROBERT J. MAJTELES **Robert J. Majteles**	Chairman of the Board, Director	May 3, 2010
/s/ RICHARD T. LEBUHN **Richard T. LeBuhn**	Director	May 3, 2010
/s/ GERALD D. GRIFFIN **Gerald D. Griffin**	Director	May 3, 2010
/s/ JEFFREY R. HULTMAN **Jeffrey R. Hultman**	Director	May 3, 2010

COMARCO, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
Years Ended January 31, 2010 and 2009
(In thousands)

	Balance at Beginning of Year	Charged to Cost and Expense (Recovery)	Deductions	Other Changes Add (Deduct)	Balance at End of Year
Allowance for doubtful accounts and provision for unbilled receivables (deducted from accounts receivable):					
Year ended January 31, 2010	$ 14	$ 122	$ —	$ —	$ 136
Year ended January 31, 2009	$ —	$ 14	$ —	$ —	$ 14
Allowance for deferred tax assets:					
Year ended January 31, 2010	$ 8,824	$ —	$ —	$ 3,939	$ 12,763
Year ended January 31, 2009	$ 7,717	$ —	$ —	$ 1,107	$ 8,824

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Samuel M. Inman, III, Chief Executive Officer of Comarco, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Comarco, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 3, 2010

/s/ SAMUEL M. INMAN, III

Samuel M. Inman, III
Chief Executive Officer

EXHIBIT 31.2

**Certification of Chief Financial Officer
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002**

I, Winston E. Hickman, Chief Financial Officer of Comarco, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Comarco, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 3, 2010

/s/ WINSTON E. HICKMAN

Winston E. Hickman
Chief Financial Officer

EXHIBIT 32.1

Certification of Chief Executive Officer
Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with this annual report on Form 10-K of Comarco, Inc. I, Samuel M. Inman, III, Chief Executive Officer of Comarco, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This annual report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of Comarco, Inc.

Date: May 3, 2010

/s/ SAMUEL M. INMAN, III
Samuel M. Inman, III
Chief Executive Officer

A signed original copy of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification of Chief Financial Officer
Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002

In connection with this annual report on Form 10-K of Comarco, Inc. I, Winston E. Hickman, Chief Financial Officer of Comarco, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This annual report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in this report fairly presents, in all material respects, the financial condition and results of operations of Comarco, Inc.

Date: May 3, 2010

/s/ WINSTON E. HICKMAN

Winston E. Hickman
Chief Financial Officer

A signed original copy of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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